As filed with the Securities and Exchange Commission on July 30, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM  FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

OAK VALLEY BANCORP

 (Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	6712 (Primary Standard Industrial Classification Code Number)	26-2326676 (I.R.S. Employer Identification No.)

Oak Valley Bancorp

125 North Third Avenue

Oakdale, California 95361

(209) 848-2265

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock	NASDAQ

Securities to be registered under Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒

ITEM 1.  BUSINESS OF OAK VALLEY BANCORP

Overview of the Business

Oak Valley Bancorp was incorporated on April 1, 2008 in California for the purpose of becoming Oak Valley Community Bank’s parent bank holding company. Effective July 3, 2008, Oak Valley Bancorp acquired all of the outstanding capital stock of Oak Valley Community Bank. The principal office of Oak Valley Bancorp is located at 125 North Third Avenue, Oakdale, California 95361 and its principal telephone is (209) 848-2265.

Oak Valley Bancorp is authorized to issue 50,000,000 shares of common stock, without par value, of which 7,641,377 are issued and outstanding, and 10,000,000 shares of preferred stock, without par value, of which none are issued or outstanding.

Oak Valley Community Bank commenced operations in May 1991.  We are an insured bank under the Federal Deposit Insurance Act and are a member of the Federal Reserve.  Since its formation, the Bank has provided basic banking services to individuals and business enterprises in Oakdale, California and the surrounding areas. The focus of the Bank is to offer a range of commercial banking services designed for both individuals and small to medium-sized businesses in the two main areas of service of the Bank: the Central Valley and the Eastern Sierras.

The Bank offers a complement of business checking and savings accounts for its business customers.  The Bank also offers commercial and real estate loans, as well as lines of credit.  Real estate loans are generally of a short-term nature for both residential and commercial purposes.  Longer-term real estate loans are generally made with adjustable interest rates and contain normal provisions for acceleration.  The Bank introduced a mortgage-lending program, Community Bank Lending Exchange (“CBLX”), at the beginning of 2003.  At December 31, 2007, the Bank has originated $192 million in loans for funding by CBLX.

The Bank also offers other services for both individuals and businesses including online banking, remote deposit capture, merchant services, night depository, extended hours, traveler’s checks, wire transfer of funds, note collection, and automated teller machines in a national network.  The Bank does not currently offer international banking or trust services although the Bank may make such services available to the Bank’s customers through financial institutions with which the Bank has correspondent banking relationships.  The Bank does not offer stock transfer services nor does it directly issue credit cards.

Expansion

Branch Expansion.    Over the past few years, our network of branches and loan production offices have been expanded geographically. As of March 31, 2008, we maintained twelve full-service branch offices (in addition to our main office). Beginning in October 1995, we started our geographic expansion outside of Oakdale, by opening a Loan Production Office in Sonora, California. We subsequently  opened a branch in Sonora and branches in Modesto.  In September 2000, we expanded into the Eastern Sierra, opening a branch in Bridgeport, California under the name Eastern Sierra Community Bank.  Since that time we have added branches in Mammoth Lakes and Bishop. During 2005 and through the first part of 2006, we aggressively increased our presence in the Central Valley, by opening branches.  In March 2007 our corporate headquarters expanded by adding an adjacent historical building located in downtown Oakdale to its complex.  We intend to continue our growth strategy in future years through the opening of additional branches and loan production offices as our needs and resources permit.

Bank Holding Company Reorganization.    Effective July 3, 2008, we entered into a bank holding company reorganization, whereby each of the Bank’s outstanding shares of common stock converted into an equal number of shares of common stock in Oak Valley Bancorp, which currently owns the Bank as its wholly-owned subsidiary. Management believes that operating the Bank within a holding company structure will, among other things, provide greater operating flexibility than is currently enjoyed by Oak Valley Community Bank; facilitate the acquisition of related businesses as opportunities arise; improve the Bank’s ability to diversify; enhance the Bank’s ability to remain competitive in the future with other companies in the financial services industry that are organized in a holding company structure; and improve the Bank’s ability to raise capital to support growth.  The reorganization was approved by the vote of the majority of the issued and outstanding shares of common stock.

Business Segments

We operate in two primary business segments: Retail Banking and Commercial Banking.  We determine operating results of each segment based on an internal management system that allocates certain expenses to each segment. These segments are described in additional detail below:

Retail Banking.  The Bank offers a range of checking and savings accounts, including NOW and Super NOW accounts, overdraft protection, passbook savings accounts, certificates of deposit, money market certificates, and Individual Retirement Accounts (“IRA”).  To satisfy the lending needs of individuals in its service area, the Bank offers real estate and home equity financing, as well as consumer, automobile, and home improvement loans.

Commercial Banking.  The Bank offers a range of deposit and lending services to business customers.  More specifically, the Bank offers a variety of commercial loans for virtually any business, professional, or agricultural need. These include short-term working capital, operating lines of credit, equipment purchases, leasehold improvements, commercial real estate acquisitions or refinancing.  Currently, virtually all of the Bank’s business relationships are with customers located in the San Joaquin, Stanislaus, Tuolumne, Inyo and Mono Counties.

Lending Activities

General.    Our loan policies set forth the basic guidelines and procedures by which we conduct our lending operations. These policies address the types of loans available, underwriting and collateral requirements, loan terms, interest rate and yield considerations, compliance with laws and regulations and our internal lending limits. Our Board of Directors reviews and approves our loan policies on an annual basis. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by experienced external loan specialists who review credit quality, loan documentation and compliance with laws and regulations. We engage in a full complement of lending activities, including:

• commercial real estate loans,

• commercial business lending and trade finance,

• Small Business Administration lending, and

• consumer loans, including automobile loans, home mortgages, credit lines and other personal loans.

As part of our efforts to achieve long-term stable profitability and respond to a changing economic environment in the California Central Valley, we constantly evaluate a variety of options to augment our traditional focus by broadening the services and products we provide. Possible avenues of growth include more branch locations, expanded days and hours of operation and new types of lending.

Loan Procedures.    Loan applications may be approved by the Director Loan Committee of our Board of Directors, or by our management or lending officers to the extent of their loan authority. Our Board of Directors authorizes our lending limits. Our President and Chief Credit Officer are responsible for evaluating the authority limits for individual credit officers and recommending lending limits for all other officers to the board of directors for approval.

We grant individual lending authority to our President, Chief Credit Officer and some department managers. Our highest management lending authority is the combined administrative lending authority for unsecured and secured lending of $1,500,000, which requires the approval of our President or Chief Credit Officer. Loans for which direct and indirect borrower liability exceeds an individual’s lending authority are referred to our Board of Directors Loan Committee.

At December  31, 2007, our authorized legal lending limits were $7.1 million for unsecured loans plus an additional $4.7 million for specific secured loans. Legal lending limits are calculated in conformance with California law, which prohibits a bank from lending to any one individual or entity or its related interests an aggregate amount which exceeds 15% of primary capital plus the allowance for loan losses on an unsecured basis, plus an additional 10% on a secured basis. Our primary capital plus allowance for loan losses at December 31, 2007 totaled $47.3 million.

We seek to mitigate the risks inherent in our loan portfolio by adhering to certain underwriting practices. The review of each loan application includes analysis of the applicant’s prior credit history, income level, cash flow and financial condition, tax returns, cash flow projections, and the value of any collateral to secure the loan, based upon reports of independent appraisers and audits of accounts receivable or inventory pledged as security. In the case of real estate loans over a specified amount, the review of collateral value includes an appraisal report prepared by an independent Bank-approved appraiser.

Real Estate Loans.    We offer commercial real estate loans to finance the acquisition of new or refinancing of existing commercial properties, such as shopping centers, office buildings, industrial buildings, warehouses, hotels, automotive industry facilities and multiple dwellings. At December 31, 2007, real estate loans constituted 78% of our loan portfolio, of which 54% were commercial loans.

Commercial real estate loans typically have 10-year maturities with up to 25-year amortization of principal and interest and loan-to-value ratios of not more than 75% of the appraised value or purchase price, whichever is lower. We usually impose a prepayment penalty during the period within 3 to 5  years of the date of the loan.

Construction loans are comprised of loans on commercial, residential and income producing properties that generally have terms of 1 year, with options to extend for additional periods to complete construction and to accommodate the lease-up period. We usually require 15% equity capital investment by the developer and loan to value ratios of not more than 75% of anticipated completion value.

Miniperm loans finance the purchase and/or ownership of commercial properties, including owner-occupied and income producing properties. We also offer miniperm loans as take-out financing with our construction loans. Miniperm loans are generally made with an amortization schedule ranging from 20 to 25 years with a lump sum balloon payment due in 3 to 5 years.

Equity lines of credit are revolving lines of credit collateralized by junior deeds of trust on residential real properties. They generally bear a rate of interest that floats with our base rate or the prime rate and have maturities of 10 years. From time to time, we purchase participation interests in loans made by other financial institutions. These loans are subject to the same underwriting criteria and approval process as loans made directly by us.

Our real estate loans are typically collateralized by first or junior deeds of trust on specific commercial properties and equity lines of credit, and subject to corporate or individual guarantees from financially capable parties as available. The properties collateralizing real estate loans are principally located in our primary market areas of the California Central Valley and the Eastern Sierra.  Real estate loans typically bear an interest rate that floats with our base rate, prime rate or another established index.

Our real estate portfolio is subject to certain risks, including (i) downturns in the California economy, (ii) interest rate increases, (iii) reduction in real estate values in the California Central Valley, (iv) increased competition in pricing and loan structure, and (v) environmental risks, including natural disasters. We strive to reduce the exposure to such risks by (a) reviewing each loan request and renewal individually, (b) using a dual signature approval system for the approval of each loan request for loans over a certain dollar amount, (c) adherence to written loan policies, including, among other factors, minimum collateral requirements, maximum loan-to-value ratio requirements, cash flow requirements and personal guarantees, (d) secondary appraisals, (e) external independent credit review, and (f) conducting environmental reviews, where appropriate. We review each loan request on the basis of our ability to recover both principal and interest in view of the inherent risks.

Commercial Business Lending.    We offer commercial loans to sole proprietorships, partnerships and corporations, with an emphasis on the real estate related industry. These commercial loans include business lines of credit and commercial term loans to finance operations, to provide working capital or for specific purposes, such as to finance the purchase of assets, equipment or inventory. Since a borrower’s cash flow from operations is generally the primary source of repayment, our policies provide specific guidelines regarding required debt coverage and other important financial ratios.

Lines of credit are extended to businesses or individuals based on the financial strength and integrity of the borrower and are secured primarily by real estate, accounts receivable and inventory, and have a maturity of one year or less. Such lines of credit bear an interest rate that floats with our base rate, the prime rate, LIBOR or another established index.

Commercial term loans are typically made to finance the acquisition of fixed assets, refinance short-term debts or to finance the purchase of businesses. Commercial term loans generally have terms from one to five years. They may be collateralized by the asset being acquired or other available assets and bear interest rates which either floats with the Bank’s base rate, prime rate, LIBOR or another established index or is fixed for the term of the loan.

We also provide other banking services tailored to the small business market. We have focused recently on diversifying our loan portfolio, which has led to an increase in commercial real estate and commercial business loans to small and medium sized businesses.

Our portfolio of commercial loans is subject to certain risks, including (i) downturns in the California economy, (ii) interest rate increases; and (iii) the deterioration of a borrower’s or guarantor’s financial capabilities. We attempt to reduce the exposure to such risks through (a) reviewing each loan request and renewal individually, (b) a dual signature approval system, (c) strict adherence to written loan policies, and (d) external independent credit review. In addition, loans based on short-term asset values are monitored on a monthly or quarterly basis. In general, we receive and review financial statements of borrowing customers on an ongoing basis during the term of the relationship and respond to any deterioration noted.

Small Business Administration Lending Services.    Small Business Administration, or SBA, lending forms an important part of our business. Our SBA lending service places an emphasis on minority-owned businesses. Our SBA market area includes the geographic areas encompassed by our full-service banking offices in the California Central Valley and in the Eastern Sierra. Our SBA Loan Department has attained “Preferred Lender” status, which permits us to approve SBA guaranteed loans directly. As an SBA Preferred Lender, we provide quicker and more efficient service to our clientele, enabling them to obtain SBA loans in order to acquire new businesses, expand existing businesses, and acquire locations in which to do business, without having to go through the time consuming SBA approval process.

Although our participation in the SBA program is subject to the legislative power of Congress and the continued maintenance of our approved status by the SBA, we have no reason to believe that this program (and our participation therein) will not continue, particularly in view of the lengthy duration of the SBA program nationally.

Consumer Loans.    Consumer loans include personal loans, auto loans, home improvement loans, home mortgage loans, revolving lines of credit and other loans typically made by banks to individual borrowers. We provide consumer loan products in an effort to diversify our product line.

Our consumer loan portfolio is subject to certain risks, including:

• amount of credit offered to consumers in the market,

• interest rate increases, and

• consumer bankruptcy laws which allow consumers to discharge certain debts.

We attempt to reduce the exposure to such risks through the direct approval of all consumer loans by:

• reviewing each loan request and renewal individually,

• using a dual signature system of approval,

• strict adherence to written credit policies and,

• external independent credit review.

Deposit Activities and Other Sources of Funds

Our primary sources of funds are deposits and loan repayments. Scheduled loan repayments are a relatively stable source of funds, whereas deposit inflows and outflows and unscheduled loan prepayments (which are influenced significantly by general interest rate levels, interest rates available on other investments, competition, economic conditions and other factors) are not as stable. Customer deposits remain a primary source of funds, but these balances may be influenced by adverse market changes in the industry. Other borrowings may be used:

• on a short-term basis to compensate for reductions in deposit inflows at less than projected levels, and

• on a longer-term basis to support expanded lending activities and to match the maturity of repricing intervals of assets.

We offer a variety of accounts for depositors which are designed to attract both short-term and long-term deposits. These accounts include certificates of deposit, or “CDs”, regular savings accounts, money market accounts, checking and negotiable order of withdrawal, or “NOW”, accounts, installment savings accounts, and individual retirement accounts, or “IRAs”. These accounts generally earn interest at rates established by management based on competitive market factors and management’s desire to increase or decrease certain types or maturities of deposits. As needs arise, we augment these customer deposits with brokered deposits. The more significant deposit accounts offered by us are described below:

Certificates of Deposit.    We offer several types of CDs with a maximum maturity of five years. The substantial majority of our CDs have a maturity of one to twelve months and typically pay simple interest credited monthly or at maturity.

Regular Savings Accounts.    We offer savings accounts that allow for unlimited deposits and withdrawals, provided that depositors maintain a $100 minimum balance. Interest is compounded daily and credited quarterly.

Money Market Account.    Money market accounts pay a variable interest rate that is tiered depending on the balance maintained in the account. Minimum opening balances vary. Interest is compounded daily and paid monthly.

Checking and NOW Accounts.    Checking and NOW accounts are generally non-interest and interest bearing accounts, respectively, and may include service fees based on activity and balances. NOW accounts pay interest, but require a higher minimum balance to avoid service charges.

Federal Home Loan Bank Borrowings.    To supplement our deposits as a source of funds for lending or investment, we borrow funds in the form of advances from the Federal Home Loan Bank. We regularly make use of Federal Home Loan Bank advances as part of our interest rate risk management, primarily to extend the duration of funding to match the longer term fixed rate loans held in the loan portfolio as part of our growth strategy.

As a member of the Federal Home Loan Bank system, we are required to invest in Federal Home Loan Bank stock based on a predetermined formula. Federal Home Loan Bank stock is a restricted investment security that can only be sold to other Federal Home Loan Bank members or redeemed by the Federal Home Loan Bank. As of December 31, 2007, we owned $2,283,300 in FHLB stock.

 Advances from the Federal Home Loan Bank are typically secured by our entire real estate loan portfolio, which includes residential and commercial loans.  At December 31, 2007, our borrowing limit with the Federal Home Loan Bank was approximately $99 million.

Internet Banking

Since August 1, 2001, we have offered Internet banking service, which allows our customers to access their deposit accounts through the Internet. Customers are able to obtain transaction history and account information, transfer funds between accounts and make on-line bill payments. We intend to improve and develop our Internet banking products and delivery channels as the need arises and our resources permit.

Other Services

We also offer ATM machines located at branch offices, and customer access to an ATM network.

Marketing

Our business plan relies principally upon local advertising and promotional activity and upon personal contacts by our directors, officers and shareholders to attract business and to acquaint potential customers with our personalized services. We emphasize a high degree of personalized client service in order to be able to provide for each customer’s banking needs. Our marketing approach emphasizes the advantages of dealing with an independent, locally-managed and state chartered bank to meet the particular needs of consumers, professionals and business customers in the community. Our management continually evaluates all of our banking services with regard to their profitability and efforts and makes determinations based on these evaluations whether to continue or modify our business plan, where appropriate.

We do not currently have any plans to develop any new lines of business which would require a material amount of capital investment on our part.

Competition

Regional Branch Competition.    We consider our primary service area to be composed of the counties of San Joaquin, Stanislaus, Tuolumne, Inyo and Mono Counties.  The banking business in California generally, and in our primary service area, specifically, is competitive with respect to both loans and deposits and is dominated by a relatively small number of major banks which have many offices operating over wide geographic areas.  We compete for deposits and loans principally with these banks, as well as with savings and loan associations, thrift and loan associations, credit unions, mortgage companies, insurance companies, offerors of money market accounts and other lending institutions.

Among the advantages certain of these institutions have over us are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand, their ability to offer certain services, such as international banking and trust services which are not offered directly by the Bank and, the ability by virtue of their greater total capitalization, to have substantially higher lending limits than we do.   In addition, as a result of increased consolidation and the passage of interstate banking legislation there is and will continue to be increased competition among banks, savings and loan associations and credit unions for the deposit and loan business of individuals and businesses.

In addition to competing with savings institutions, commercial banks compete with other financial markets for funds.  For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits.  Commercial banks also compete for available funds with money market funds.

As of June 30, 2007, our primary service areas contained one hundred thirty-two (132) banking offices, with approximately $7.5 billion in total deposits.  As of June 30, 2007, we had total deposits of approximately $365 million, which represented approximately 4.87% of the total deposits in the Bank’s primary service area.  There can be no assurance that the Bank will maintain its competitive position against current and potential competitors, especially those with greater resources than the Bank.  The deposits of the four (4) largest competing banks averaged approximately $93 million per office as of June 30, 2007.

In order to compete with major financial institutions in its primary service area, we use to the fullest extent the flexibility that our independent status permits.  This includes an emphasis on specialized services, local promotional activity, and personal contacts by our officers, directors and employees.  In the event there are customers whose needs exceed our lending limits, we may arrange for such loans on a participation basis with other financial institutions.  We also assist those customers requiring other services not offered by us in obtaining such services from its correspondent banks.  However, no assurance can be given that our efforts to compete with other financial institutions will be successful.

Other Competitive Factors.    Large commercial bank competitors have, among other advantages, the ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to areas of highest yield and demand. Many of the major banks operating in our market area offer certain services that we do not offer directly (but some of which we offer through correspondent institutions). By virtue of their greater total capitalization, such banks also have substantially higher lending limits (restricted to a percentage of the bank’s total shareholders’ equity, depending upon the nature of the loan transaction) than we do.

In addition to other banks, our competitors include savings institutions, credit unions, and numerous non-banking institutions, such as finance companies, leasing companies, insurance companies, brokerage firms, and investment banking firms. In recent years, increased competition has also developed from specialized finance and non-finance companies that offer money market and mutual funds, wholesale finance, credit card, and other consumer finance services, including on-line banking services and personal finance software. Strong competition for deposit and loan products affects the rates of those products as well as the terms on which they are offered to customers.

The more general competitive trends in the industry include increased consolidation and competition. Strong competitors, other than financial institutions, have entered banking markets with focused products targeted at highly profitable customer segments. Many of these competitors are able to compete across geographic boundaries and provide customers increasing access to meaningful alternatives to banking services in nearly all significant products areas. Mergers between financial institutions have placed additional pressure on banks within the industry to streamline their operations, reduce expenses, and increase revenues to remain competitive. Competition has also intensified due to the federal and state interstate banking laws, which permit banking organizations to expand geographically, and the California market has been particularly attractive to out-of-state institutions. The Financial Modernization Act, which has made it possible for full affiliations to occur between banks and securities firms, insurance companies, and other financial companies, is also expected to intensify competitive conditions.

Technological innovations have also resulted in increased competition in the financial services industry. Such innovations have, for example, made it possible for non-depository institutions to offer customers automated transfer payment services that were previously considered traditional banking products. In addition, many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer, ATMs, self-service branches and/or in-store branches.

Business Concentration.    No individual or single group of related accounts is considered material in relation to our total assets or deposits, or in relation to our overall business. However, approximately 82.9% of our loan portfolio held for investment at December 31, 2007 consisted of real estate-related loans, including construction loans, miniperm loans, real estate mortgage loans and commercial loans secured by real estate. Moreover, our business activities are currently focused primarily in Central California, with the majority of our business concentrated in San Joaquin, Stanislaus, Tuolumne, Inyo and Mono Counties.  Consequently, our results of operations and financial condition are dependent upon the general trends in the Central California economies and, in particular, the residential and commercial real estate markets. In addition, the concentration of our operations in Central California exposes us to greater risk than other banking companies with a wider geographic base in the event of catastrophes, such as earthquakes, fires and floods in this region.

Employees

As of December 31, 2007, we had 120 full time equivalent employees (105 full-time employees and 28 part-time employees). None of our employees are currently represented by a union or covered by a collective bargaining agreement. Management believes its employee relations are satisfactory.

Regulation of the Bank

The banking and financial services business in which we engage is highly regulated. Such regulation is intended, among other things, to protect depositors insured by the FDIC and the entire banking system. The commercial banking business is also influenced by the monetary and fiscal policies of the federal government and the policies of the Board of Governors of the Federal Reserve System, also known as the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial intermediaries subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affects interest rates charged on loans and paid on deposits. Indirectly such actions may also impact the ability of non-bank financial institutions to compete with us. The nature and impact of any future changes in monetary policies cannot be predicted.

The laws, regulations and policies affecting financial services businesses are continuously under review by Congress and state legislatures and federal and state regulatory agencies. From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial intermediaries. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial intermediaries are frequently made in Congress, in the California legislature and by various bank regulatory agencies and other professional agencies. Changes in the laws, regulations or policies that impact us cannot necessarily be predicted, but they may have a material effect on our business and earnings.

As a California state-chartered bank whose accounts are insured by the FDIC up to a maximum of $100,000 per depositor, the Bank is subject to regulation, supervision and regular examination by the California Department of Financial Institutions and the FDIC. In addition, although we are not a member of the Federal Reserve System, we are subject to certain regulations of the Board of Governors of the Federal Reserve System. The regulations of these agencies govern most aspects of our business, including the filing of periodic reports, and activities relating to dividends, investments, loans, borrowings, capital requirements, certain check-clearing activities, branching, mergers and acquisitions, reserves against deposits, and numerous other areas. Supervision, legal action and examination of us by the FDIC is generally intended to protect depositors and is not intended for the protection of our shareholders.

The following discussion of statutes and regulations affecting banks is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that the referenced statutes or regulations will not change in the future.

Capital Adequacy Requirements

The federal banking agencies have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as federal banking agencies, to 100% for assets with relatively high credit risk. The higher the category, the more risk a bank is subject to and thus the more capital that is required.

The guidelines divide a bank’s capital into two tiers. Tier I includes common equity, retained earnings, certain non-cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries. Goodwill and other intangible assets (except for mortgage servicing rights and purchased credit card relationships, subject to certain limitations) are subtracted from Tier I capital. Tier II capital includes, among other items, cumulative perpetual and long-term, limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses (subject to certain limitations). Certain items are required to be deducted from Tier II capital. Banks must maintain a total risk-based ratio of 8%, of which at least 4% must be Tier I capital. As of December 31, 2007 and 2006, our Total Risk-Based Capital Ratios were 11.1% and 9.5%, respectively, and our Tier 1 Risk-Based Capital Ratios were 10.0% and 8.4%, respectively.

In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total average assets, referred to as the leverage ratio. Banks that have received the highest rating of the five categories used by regulators to rate banks and are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted total assets, or “Leverage Capital Ratio”, of at least 3%. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum, for a minimum of 4% to 5%. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans. As of December 31, 2007 and 2006, our Leverage Capital Ratios were 9.4% and 7.9%, respectively.

Federal banking regulators may set capital requirements higher than the minimums described above for financial institutions whose circumstances warrant it. For example, a financial institution experiencing or anticipating significant growth may be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets.

Prompt Corrective Action Provisions

Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured financial institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The federal banking agencies have by regulation defined the following five capital categories:

• “well capitalized” (Total Risk-Based Capital Ratio of 10%; Tier 1 Risk-Based Capital Ratio of 6%; and Leverage Ratio of 5%),

• “adequately capitalized” (Total Risk-Based Capital Ratio of 8%; Tier 1 Risk-Based Capital Ratio of 4%; and Leverage Ratio of 4% or 3% if the institution receives the highest rating from its primary regulator),

• “undercapitalized” (Total Risk-Based Capital Ratio of less than 8%; Tier 1 Risk-Based Capital Ratio of less than 4%; or Leverage Ratio of less than 4% or 3% if the institution receives the highest rating from its primary regulator),

• “significantly undercapitalized” (Total Risk-Based Capital Ratio of less than 6%; Tier 1 Risk-Based Capital Ratio of less than 3%; or Leverage Ratio less than 3%), and

• “critically undercapitalized” (tangible equity to total assets less than 2%).

A bank may be treated as though it were in the next lower capital category if, after notice and the opportunity for a hearing, the appropriate federal agency finds an unsafe or unsound condition or practice so warrants, but no bank may be treated as “critically undercapitalized” unless its actual capital ratio warrants such treatment.

At each successively lower capital category, an insured bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from paying management fees to any controlling persons or from making capital distributions, if to do so would make the bank “undercapitalized.” Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). “Significantly undercapitalized” banks are subject to broad regulatory authority, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying certain bonuses without FDIC approval. Even more severe restrictions apply to critically undercapitalized banks. Most importantly, except under limited circumstances, the appropriate federal banking agency is required to appoint a conservator or receiver for an insured bank not later than 90 days after the bank becomes critically undercapitalized.

In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential actions by federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the issuance of cease and desist orders, termination of insurance of deposits (in the case of a bank), the imposition of civil money penalties, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against “institution-affiliated” parties.

Safety and Soundness Standards

Federal banking agencies have also adopted guidelines establishing safety and soundness standards for all insured depository institutions. Those guidelines relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan and institute enforcement proceedings, if an acceptable compliance plan is not submitted.

Premiums for Deposit Insurance

FDIC regulations also implement a risk-based premium system, whereby insured depository institutions are required to pay insurance premiums depending on their risk classification. Under this system, institutions like us that are insured by the Bank Insurance Fund, are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three supervisory categories based on federal regulatory evaluations. The three supervisory categories are:

• financially sound with only a few minor weaknesses (Group A),

• demonstrates weaknesses that could result in significant deterioration (Group B), and

• poses a substantial probability of loss (Group C).

The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same as the FDIC’s prompt corrective action regulations. Our current Bank Insurance Fund base assessment rates (expressed as cents per $100 of deposits) are summarized as follows:

	Group A	Group B	Group C

Well Capitalized	0	3	17
Adequately Capitalized	3	10	24
Undercapitalized	10	24	27

The Financing Corporation, a mixed ownership government corporation, was established under the authority of the Competitive Equality Banking Act of 1987, as a financing vehicle for the Federal Savings & Loan Insurance Corporation. Effective December 12, 1991, as provided by the Resolution Trust Corporation Refinancing, Restructuring and Improvement Act of 1991, the Financing Corporation’s ability to issue new debt was terminated. Outstanding Financing Corporation bonds, which are 30-year noncallable bonds with a principal amount of approximately $8.1 billion, mature in 2017 through 2019.

The Financing Corporation still retains assessment authority, separate from the FDIC’s authority to assess risk-based premiums for deposit insurance, to collect funds from FDIC-insured institutions sufficient to pay interest on Financing Corporation bonds. The FDIC acts as collection agent for the Financing Corporation. The Deposit Insurance Funds Act of 1996 authorizes the Financing Corporation to assess both Bank Insurance Fund and SAIF insured deposits.

The Financing Corporation assessment rate is adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions. Our Financing Corporation assessment rate at December 31, 2007 was 1.69 basis points, or 1.69 cents per $100 of insured deposits.

Community Reinvestment Act

We are subject to certain requirements and reporting obligations involving the Community Reinvestment Act, or “CRA”. The CRA generally requires federal banking agencies to evaluate the record of financial institutions in meeting the credit needs of local communities, including low and moderate-income neighborhoods. The CRA further requires that a record be kept of whether a financial institution meets its community credit needs, which record will be taken into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations. In measuring a bank’s compliance with its CRA obligations, the regulators now utilize a performance-based evaluation system which bases CRA ratings on the bank’s actual lending service and investment performance, rather than on the extent to which the institution conducts needs assessments, documents community outreach activities or complies with other procedural requirements. In connection with its assessment of CRA performance, the FDIC assigns a rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.” We were last examined for CRA compliance in August 15, 2005 and received a satisfactory CRA Assessment Rating.

Other Consumer Protection Laws and Regulations

Bank regulatory agencies are increasingly focusing on compliance with consumer protection laws and regulations. Examination and enforcement has become intense, and banks have been advised to monitor compliance carefully with various consumer protection laws and their implementing regulations. For example, the federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in home mortgage lending describing three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact. In addition to CRA and fair lending requirements, we are subject to numerous other federal consumer protection statutes and regulations. Due to heightened regulatory concern related to compliance with consumer protection laws and regulations generally, we may incur additional compliance costs or be required to expend additional funds for investments in the local communities we serve.

Interstate Banking and Branching The Riegle-Neal

The Interstate Banking and Branching Efficiency Act of 1994, or “Interstate Banking Act,” regulates the interstate activities of banks and bank holding companies and establishes a framework for nationwide interstate banking and branching. Since June 1, 1997, a bank in one state has generally been permitted to merge with a bank in another state without the need for explicit state law authorization. However, states were given the ability to prohibit interstate mergers of banks in their own state by “opting-out” (enacting state legislation prohibiting such mergers) prior to June 1, 1997.

Since 1995, adequately capitalized and managed bank holding companies have been permitted to acquire banks located in any state, subject to two exceptions: first, any state may still prohibit bank holding companies from acquiring a bank which is less than five years old; and second, no interstate acquisition can be consummated by a bank holding company if the acquirer would control more than 10% of the deposits held by insured depository institutions nationwide or 30% or more of the deposits held by insured depository institutions in any state in which the target bank has branches.

A bank may establish and operate de novo branches in any state in which the bank does not maintain a branch, if that state has enacted legislation to expressly permit all out-of-state banks to establish branches in that state.

In 1995, California enacted legislation to implement important provisions of the Interstate Banking Act and to repeal California’s previous interstate banking laws, which were largely preempted by the Interstate Banking Act.

The changes effected by the Interstate Banking Act and California laws have increased competition in our market by permitting out-of-state financial institutions to enter our market areas directly or indirectly. We believe that the Interstate Banking Act has contributed to the accelerated consolidation of the banking industry. Although many large out-of-state banks have already entered the California market as a result of this legislation, it is not possible to predict the precise impact of this legislation on us and the competitive environment in which we operate.

USA Patriot Act of 2001

On October 26, 2001, President Bush signed the USA Patriot Act of 2001, or “Patriot Act”. The Patriot Act was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and is intended to strengthen U.S. law enforcement’s and the intelligence community’s ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including:

• due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons,

• standards for verifying customer identification at account opening,

• rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering,

• reports by non-financial trades and business filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000, and

• filing of suspicious activities reports if they believe a customer may be violating U.S. laws and regulations.

Currently we are unable to quantify the impact the Patriot Act has had or may in the future have on our financial condition or results of operations.

The Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law The Sarbanes-Oxley Act of 2002, or “Sarbanes-Oxley Act”. The Sarbanes-Oxley Act addresses accounting oversight and corporate governance matters relating to the operations of public companies. During 2003, the Commission issued a number of regulations under the directive of the Sarbanes-Oxley Act significantly increasing public company governance-related obligations and filing requirements, including:

• the establishment of an independent public oversight of public company accounting firms by a board that will set auditing, quality and ethical standards for and have investigative and disciplinary powers over such accounting firms,

• the enhanced regulation of the independence, responsibilities and conduct of accounting firms which provide auditing services to public companies,

• the increase of penalties for fraud related crimes,

• the enhanced disclosure, certification, and monitoring of financial statements, internal financial controls and the audit process, and

• the enhanced and accelerated reporting of corporate disclosures and internal governance.

Furthermore, in November 2003, in response to the directives of the Sarbanes-Oxley Act, Nasdaq adopted substantially expanded corporate governance criteria for the issuers of securities quoted on the Nasdaq markets. The new Nasdaq rules govern, among other things, the enhancement and regulation of corporate disclosure and internal governance of listed companies and of the authority, role and responsibilities of their boards of directors and, in particular, of “independent” members of such boards of directors, in the areas of nominations, corporate governance, compensation and the monitoring of the audit and internal financial control processes.

The Sarbanes-Oxley Act, the Commission rules promulgated thereunder, and the new Nasdaq governance requirements have required the Bank to review its current procedures and policies to determine whether they comply with the new legislation and its implementing regulations. Oak Valley Bancorp will be primarily responsible for ensuring compliance with Sarbanes-Oxley and the Nasdaq governance rules, as applicable. Although the impact these new requirements will have upon the Oak Valley Bancorp’s and the Bank’s operations is not entirely clear, the Bank has already experienced an increase in expenditures associated with certain outside professional costs necessary to compliance.

Other Pending and Proposed Legislation

Other legislative and regulatory initiatives which could affect us and the banking industry, in general, are pending and additional initiatives may be proposed or introduced before the United States Congress, the California legislature and other governmental bodies in the future. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject us to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. We cannot predict whether, or in what form, any such legislation or regulations may be enacted or the extent to which our business would be affected thereby.

Environmental Regulations

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Any statements in this document about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “will continue,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. The following cautionary statements identify important factors that could cause the Bank’s or Oak Valley Bancorp’s actual results to differ materially from those projected in the forward-looking statements made in this document. Among the key factors that have a direct bearing on the Bank’s or Oak Valley Bancorp’s results of operation are:

• competitive pressures among depository and other financial services;

• movements or volatility in domestic and foreign debt and securities markets or in interest or foreign exchange rates or indices;

• general economic or business conditions, either internationally, nationally or in the State of California;

• changes in political, social and economic conditions;

• acts of terrorism;

• success of acquisitions and operating initiatives; changes in business strategy or development of plans; management of growth;

• dependence on senior management; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs;

• shortages in electricity and other sources of power;

• changes in governmental or regulatory policies, including adverse interpretations of regulatory guidelines;

• adverse decisions relating to material litigation or investigations;

• failure of management’s assumptions and estimates used in applying critical accounting policies;

• inadequate design or circumvention of disclosure controls and procedures or internal controls

• volatility in the trading price of Oak Valley Bancorp Common Stock; and

These factors and the risk factors referred to below could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by the Bank or Oak Valley Bancorp, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and neither the Bank nor Oak Valley Bancorp undertakes any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Bank or Oak Valley Bancorp to predict which will arise. In addition, neither the Bank nor Oak Valley Bancorp can assess the impact of each factor on the Bank’s or Oak Valley Bancorp’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 2. Financial Information

Management”s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion explains the significant factors affecting the Bank”s operations and financial position for the periods presented, and includes the statistical disclosures required by Securities and Exchange Commission Guide 3 (“Statistical Disclosure by Bank Holding Companies”).  The discussion should be read in conjunction with our financial statements and the notes related thereto which appear elsewhere in this registration statement.

Statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including our expectations, intentions, beliefs, or strategies regarding the future. Any statements in this document about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “will continue,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this document are based on information available to us on the dates noted, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results may differ materially from those in such forward-looking statements due to fluctuations in interest rates, inflation, government regulations, economic conditions, customer disintermediation and competitive product and pricing pressures in the geographic and business areas in which we conduct operations, including our plans, objectives, expectations and intentions and other factors.

Actual results or outcomes in by differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Introduction

Effective July 3, 2008, Oak Valley Community Bank became a subsidiary of Oak Valley Bancorp, a newly established bank holding company. Oak Valley Bancorp operates Oak Valley Community Bank as a community bank in the general commercial banking business, with our primary market encompassing the California Central Valley around Oakdale and Modesto, and the Eastern Sierras. As such, unless otherwise noted, all references are about Oak Valley Community Bank.

In the bank holding company reorganization, each Bank outstanding shares of common stock converted into an equal number of shares of common stock in the holding company, which now owns the Bank as its wholly-owned subsidiary. Management believes that operating the Bank within a holding company structure will, among other things:

• provide greater operating flexibility than is currently enjoyed by us.

• facilitate the acquisition of related businesses as opportunities arise.

• improve our ability to diversify.

• enhance our ability to remain competitive in the future with other companies in the financial services industry that are organized in a holding company structure.

• enhance our ability to raise capital to support growth.

At December 31, 2007, we had approximately $454 million in total assets, $382 million in total loans, and $377 million in total deposits.

Over the past few years, our network of branches and loan production offices have been expanded geographically. We currently maintain twelve full-service offices.  We intend to continue our growth strategy in future years through the opening of additional branches and loan production offices as our needs and resources permit.

2007 Key Performance Indicators

We believe the following were key indicators of our performance for operations during 2007:

• our total assets slightly decreased to $454 million at the end of 2007, or a decrease of 0.18%, from $455 million at the end of 2006.

• our total deposits slightly decreased to $377 million at the end of 2007, or a decrease of 0.31%, from $378 million at the end of 2006.

• our total loans grew to $382 million at the end of 2007, or an increase of 2.56%, from $372 million at the end of 2006.

• our ratio of total non-performing loans to total loans increased to 2.4% at December 31, 2007 from none at December 31, 2006.  This increase is a result of the downturn in the current economic environment.  Management feels that the size of the ratio of non-performing assets to total loans is moderate and manageable, and reserves have been taken appropriately.

• total noninterest income increased to $2.2 million in 2007, or an increase of 30.13%, from $1.7 million in 2006. We primarily attribute this increase to our efforts to expand our deposit account base and diversify our non-interest revenue sources.

• total noninterest expense increased from $12.2 million in 2006 to $14.2 million in 2007, reflecting the expanded personnel and premises associated with our business growth, including the recent opening of new branch offices.

These items, as well as other factors, contributed to the increase in net income for 2007 to $3.93 million from $3.72 million in 2006, which translates into $0.52 per common share in 2007 and $0.51 in 2006 - assuming dilution and are discussed in further detail throughout “Management”s Discussion and Analysis of Financial Condition and Results of Operation.”

2008 Outlook

As we look ahead to 2008, we will continue to pursue opportunities for growth in our existing markets, as well as opportunities to expand into new markets through de novo branching. Further, we expect that our portfolio of unsecured business loans and consumer loans will experience additional growth in 2008 as a result of target marketing efforts in these areas.

In 2008, we will continue to focus on loan and account growth and managing our net interest margin, while attempting to control expenses and credit losses and manage its business to achieve its net income and other objectives. We will continue to utilize strategies to control other operating expenses. These efforts are important for us to continue to attract new accounts and grow loans. However, we will continue to strive to be more efficient and focus on controlling the growth of these expenses so that they grow more slowly than the growth in loans.

Although interest rates decreased in 2007, pressuring our interest margins, we have continued to exhibit growth in net interest income, and expect this growth to continue in 2008. In addition, if interest rates begin to rise, our interest margin will likely increase. Should interest rates increase in 2008, our yield on earnings assets is likely to increase and we could then determine to increase the interest rates we pay on our deposit accounts or change our promotional or other interest rates on new deposits in marketing activation programs to attempt to achieve a certain net interest margin. Any increases in the rates we charge on accounts could have an effect on our efforts to attract new customers and grow loans, particularly with the continuing competition in the commercial and consumer lending industry. The economies and real estate markets in our primary market areas will continue to be significant determinants of the quality of our assets in future periods and, thus, our results of operations, liquidity and financial condition. Current economic indicators suggest that the national economy and the economies in our primary market areas are facing a downturn but the length and severity of it are difficult to predict.

For 2008, management will be focused on the above challenges and opportunities and other factors affecting the business similar to the factors driving 2007 results as discussed in this “Management”s Discussion and Analysis of Financial Condition and Results of Operation.”

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that effect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Asset Impairment Judgments

Certain of our assets are carried in our statements of financial condition at fair value or at the lower of cost or fair value. Valuation allowances are established when necessary to recognize impairment of such assets. We periodically perform analyses to test for impairment of various assets. In addition to our impairment analyses related to loans discussed above, another significant impairment analysis relates to other than temporary declines in the value of our securities.

Our available for sale portfolio is carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income in stockholders” equity. We conduct a periodic review and evaluation of the securities portfolio to determine if the value of any security has declined below its carrying value and whether such decline is other than temporary. If such decline is deemed other than temporary, we would adjust the carrying amount of the security by writing down the security to fair market value through a charge to current period income. The market values of our securities are significantly affected by changes in interest rates. In general, as interest rates rise, the market value of fixed-rate securities will decrease; as interest rates fall, the market value of fixed-rate securities will increase. With significant changes in interest rates, we evaluate our intent and ability to hold the security for a sufficient time to recover the recorded principal balance. Estimated fair values for securities are based on published or securities dealers” market values.

Allowance for Loan Losses

Accounting for allowance for loan losses involves significant judgment and assumptions by management and is based on historical data and management”s view of the current economic environment. At least on a quarterly basis, our management reviews the methodology and adequacy of allowance for loan losses and reports its assessment to the Board of Directors for its review and approval.

We base our allowance for loan losses on an estimation of probable losses inherent in our loan portfolio. Our methodology for assessing loan loss allowances are intended to reduce the differences between estimated and actual losses and involves a detailed analysis of our loan portfolio in three phases:

• the specific review of individual loans,

• the segmenting and review of loan pools with similar characteristics in accordance with SFAS No. 5, “Accounting for Contingencies,” and

• our judgmental estimate based on various subjective factors:

The first phase of our methodology involves the specific review of individual loans to identify and measure impairment. We evaluate each loan by use of a risk rating system, except for homogeneous loans, such as automobile loans and home mortgages. Specific risk rated loans are deemed impaired if all amounts, including principal and interest, will likely not be collected in accordance with the contractual terms of the related loan agreement. Impairment for commercial and real estate loans is measured either based on the present value of the loan”s expected future cash flows or, if collection on the loan is collateral dependent, the estimated fair value of the collateral, less selling and holding costs.

The second phase involves the segmenting of the remainder of the risk rated loan portfolio into groups or pools of loans, together with loans with similar characteristics, for evaluation in accordance with SFAS No. 5. We determine the calculated loss ratio to each loan pool based on its historical net losses and benchmark it against the levels of other peer banks.

In the third phase, we consider relevant internal and external factors that may affect the collectibility of loan portfolio and each group of loan pool. The factors considered are, but are not limited to:

• concentration of credits,

• nature and volume of the loan portfolio,

• delinquency trends,

• non-accrual loan trend,

• problem loan trend,

• loss and recovery trend,

• quality of loan review,

• lending and management staff,

• lending policies and procedures,

• economic and business conditions, and

• other external factors.

Our management estimates the probable effect of such conditions based on our judgment, experience and known or anticipated trends. Such estimation may be reflected as an additional allowance to each group of loans, if necessary. Management reviews these conditions with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management”s estimate of the effect of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specific, identifiable problem credit or portfolio segment as of the evaluation date, management”s evaluation of the inherent loss related to such condition is reflected in the unallocated allowance

Central to our credit risk management and our assessment of appropriate loss allowance is our loan risk rating system. Under this system, the originating credit officer assigns borrowers an initial risk rating based on a thorough analysis of each borrower”s financial capacity in conjunction with industry and economic trends. Approvals are made based upon the amount of inherent credit risk specific to the transaction and are reviewed for appropriateness by senior line and credit administration personnel. Credits are monitored by line and credit administration personnel for deterioration in a borrower”s financial condition which may impact the ability of the borrower to perform under the contract. Although management has allocated a portion of the allowance to specific loans, specific loan pools, and off-balance sheet credit exposures (which are reported separately as part of other liabilities), the adequacy of the allowance is considered in its entirety.

Non-Accrual Loan Policy

Interest on loans is credited to income as earned and is accrued only if deemed collectible. Accrual of interest is discontinued when a loan is over 90 days delinquent or if management believes that collection is highly uncertain. Generally, payments received on nonaccrual loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred that would warrant resumption of interest accruals.

Stock-Based Compensation

Effective January 1, 2006, the Bank adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share Based Payments, a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation. SFAS No. 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees” requisite service period (generally the vesting period).  The Bank has adopted SFAS No. 123R using the modified prospective method which means that the unvested portion of previously granted awards and any awards that are granted or modified after the date of adoption will be measured and accounted for under the provisions of SFAS No. 123R. Accordingly, financial statement amounts for prior periods have not been restated to reflect the fair value method of recognizing compensation cost relating to stock options. The Bank will continue to use straight-line recognition of expenses for awards with graded vesting.  The Bank utilizes a binomial pricing model for all grants. Expected volatility is based on the historical volatility of the price of the Bank”s stock. The Bank uses historical data to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted for the binomial model is derived from applying a historical suboptimal exercise factor to the contractual term of the grant. For binomial pricing, the risk-free rate for periods is equal to the U.S. Treasury yield at the time of grant and commensurate with the contractual term of the grant.

Other Real Estate Owned

Other real estate owned, which represents real estate acquired through foreclosure, or deed in lieu of foreclosure in satisfaction of commercial and real estate loans, is carried at the lower of cost or estimated fair value less the estimated selling costs of the real estate. The fair value of the property is based upon a current appraisal. The difference between the fair value of the real estate collateral and the loan balance at the time of transfer is recorded as a loan charge off if fair value is lower. Subsequent to foreclosure, management periodically performs valuations and the OREO property is carried at the lower of carrying value or fair value, less costs to sell. The  determination of a property”s estimated fair value incorporates (1) revenues projected to be realized from disposal of the property, (2) construction and renovation costs, (3) marketing and transaction costs, and (4) holding costs (e.g., property taxes, insurance and homeowners” association dues). Any subsequent declines in the fair value of the OREO property after the date of transfer are recorded through a write-down of the asset. Any subsequent operating expenses or income, reduction in estimated fair values, and gains or losses on disposition of such properties are charged or credited to current operations.

Impact of SAB No. 108

In September 2006, the SEC”s Office of the Chief Accountant and Divisions of Corporation Finance and Investment Management released SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement was effective for fiscal years ending after November 15, 2006. The Company initially adopted SAB 108 in conjunction with the filing of this registration statement.  This change in accounting policy was retrospectively applied in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.  The adoption of SAB 108 had no material impact on the Company”s financial position, results of operations, or cash flows, although we made certain adjustments that resulted in a decrease of net income of $43,227 for the year ended December 31, 2007 (a decrease of $0.01 in basic and diluted earnings per share), and $105,102 for the year ended December 31, 2006 (a decrease of $0.01 in basic and diluted earnings per share), respectively.   See note 1 to the December 31, 2007 financial statements for further discussion.

Overview

Three Months Ended March 31, 2008 and 2007

We recorded a net income for the quarter ended March 31, 2008 of $775,797 or $0.10 per diluted share compared to net income of $1,001,546 or $0.14 per diluted share for the comparable period in 2007. The decrease in net income and net income per diluted share for the three-month period was primarily due to an increase in noninterest expenses of $745,795 in the first three months of 2008 compared to the first three months of 2007. Partially offsetting these factors was an increase in net interest income of $207,206 and an increase in noninterest income of $83,089 in the first three months of 2008 compared to the first three months of 2007.

Fiscal Years Ended December 31, 2007 and  2006

We recorded net income for the year ended December 31, 2007 of $3,968,408 or $0.53 per diluted share compared to net income of $3,830,876 or also $0.52 per diluted share for the year ended December 31, 2006. The increase in net income for the year ended December 31, 2007 was primarily due to an increase of $1,497,147 in net interest income, an increase in noninterest income of $508,820 and a decrease in the provision for loan losses of $40,000. Partially offsetting these factors was an increase in noninterest expense of $1,991,525.

Results of Operation

Net Interest Income and Net Interest Margin

Our primary source of revenue is net interest income, which is the difference between interest and fees derived from earning assets and interest paid on liabilities obtained to fund those assets. Our net interest income is affected by changes in the level and mix of interest-earning assets and interest- bearing liabilities, referred to as volume changes. Our net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on our loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond our control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, the governmental budgetary matters, and the actions of the Federal Reserve Board.

Three Months Ended March 31, 2008 and 2007

Net interest income was $4.8 million for the three months ended March 31, 2008 an increase of $0.2 million or 4.5% from $4.6 million for the comparable period of 2007. On an annualized basis, the net interest spread and net interest margin were 4.49% and 4.60%, respectively, for the current quarter, compared to 4.34% and 4.49%, respectively, for the same period of 2007. The increase in the net interest margin was primarily due to a shift in the deposit mix from high cost CDs to low cost checking and money market accounts.  Changes in volume resulted in an increase in net interest income of approximately $296,000 for the first quarter of 2008 compared to the same period in 2007, and changes in interest rates resulted in a decrease in net interest income of approximately $89,000 for the first quarter of 2008 versus the comparable period in 2007.

Fiscal Years Ended December 31, 2007, and 2006

Net interest income was $18.8 million for the year ended December 31, 2007, an increase of $1.5 million or 8.6% from $17.3 million for the year ended December 31, 2006. Net interest spread and net interest margin were 3.82% and 4.53%, respectively, for the year ended December 31, 2007, compared to 3.97% and 4.50%, respectively, for the year ended December 31, 2006. The increase in the net interest margin was primarily due to the change in deposit mix, which resulted in an increased percentage of non-interest bearing deposits. Changes in volume resulted in an increase in net interest income of $2.1 million for the year of 2007 compared to the year 2006, and changes in interest rates and the mix resulted in a decrease in net interest income of $0.6 million for the year 2007 versus the year 2006.

For a detailed analysis of interest income and interest expense, see “Average Balance Sheets” and “Rate/Volume Analysis” below.

	2007			2006
(Dollars in Thousands)	Average Balance	Interest Income/ Expense	Avg Rate/ Yield	Average Balance	Interest Income/ Expense	Avg Rate/ Yield
Assets:
Earning assets:
Gross loans (1)	$381,316	$30,133	7.90%	$345,063	$26,946	7.81%
Securities of U.S. government agencies	8,322	328	3.95%	10,076	443	4.39%
Other investment securities	26,687	1,213	4.54%	27,827	1,180	4.24%
Federal funds sold	3,122	159	5.10%	2,421	124	5.13%
Interest-earning deposits	76	4	5.56%	186	2	1.33%
Total interest-earning assets	419,523	31,837	7.59%	385,573	28,695	7.44%
Total noninterest earning assets	26,772			27,913
Total Assets	$446,2945			$413,486
Liabilities and Shareholders” Equity:
Interest-bearing liabilities:
Money market deposits	125,574	4,539	3.62%	117,635	4,035	3.43%
NOW deposits	53,634	565	1.05%	49,071	543	1.11%
Savings deposits	16,745	558	3.33%	21,644	651	3.01%
Time certificates of deposit in denominations of $100,000 or more	66,007	3,432	5.20%	70,937	3,187	4.49%
Other time deposits	49,118	2,133	4.34%	52,124	2,219	4.26%
Other borrowings	34,384	1,779	5.17%	16,182	727	4.49%
Total interest-bearing liabilities	345,462	13,006	3.76%	327,593	11,362	3.47%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	58,468			49,966
Other liabilities	3,543			3,015
Total noninterest-bearing liabilities	62,011			52,981
Shareholders” equity	38,822			32,912
Total liabilities and shareholders” equity	$446,295			$413,486
Net interest income		$18,831			$17,333
Net interest spread(2)			3.82%			3.97%
Net interest margin(3)			4.53%			4.50%

(1) Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,331,000, and $1,260,000 for the years ended December 31, 2007, and 2006, respectively. Loans are net of the allowance for loan losses, deferred fees, unearned income, and related direct costs.

(2) Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(3) Represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table below sets forth certain information regarding changes in interest income and interest expense of Oak Valley Community Bank  for the periods indicated. For each category of earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in average volume multiplied by old rate); and (ii) changes in rates (change in rate multiplied by old average volume). Changes in rate/volume (change in rate multiplied by the change in volume) have been allocated to the changes due to volume and rate in proportion to the absolute value of the changes due to volume and rate prior to the allocation.

	Rate/Volume Analysis of Net Interest Income
	For the Year Ended December 31,			For the Year Ended December 31,
	2007 vs. 2006			2006 vs. 2005
	Increases (Decreases)			Increases (Decreases)
	Due to Change In			Due to Change In
(Dollars in Thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest income:
Net loans(1)	$2,831	$356	$3,187	$4,941	$2,120	$7,061
Securities of U.S. government agencies	(77)	(38)	(115)	172	115	287
Other investment securities	(48)	81	33	(103)	27	(76)
Federal funds sold	36	(1)	35	(85)	61	(24)
Interest-earning deposits	(1)	3	2	1	(1)	0
Total interest income	2,741	401	3,142	4,926	2,322	7,248

Interest expense:
Money market deposits	$272	$232	$504	$1,048	$2,111	$3,159
NOW deposits	51	(29)	22	32	36	68
Savings deposits	(147)	54	(93)	(29)	245	216
Time certificates of deposit in denominations of $100,000 or more	(222)	467	245	78	910	988
Other time deposits	(128)	42	(86)	(242)	728	486
Other borrowings	818	234	1,052	(123)	284	161
Total interest expense	644	1,000	1,644	764	4,314	5,078
Change in net interest income	$2,097	$(599)	$1,498	$4,162	$(1,992)	$2,170

(1)Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,331,000, $1,260,000, and $1,084,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Loans are net of the allowance for loan losses, deferred fees, unearned income, and related direct costs.

Provision for Loan Losses

Three Months Ended March 31, 2008 and 2007

The Bank had $145,000 as a provision for loan losses for the three months ended March 31, 2008 after recording a provision of $120,000 in the fourth quarter of 2007 and a provision of $170,000 in the first quarter of 2007.  Nonperforming loans were $4.55 million at March 31, 2008 and $9.81 million at December 31, 2007, or 1.17% and 2.54%, respectively, of total loans. Nonperforming loans are currently stable and are primarily associated with acquisition and development construction loans. The allowance for loan losses was $4.23 million and $4.51 million at March 31, 2008 and December 31, 2007, or 1.09% and 1.16%, respectively, of total loans. Net charge-offs were $416,731 in the first quarter of 2008 compared to $36,033 in the same period in 2007.  The net charge-offs were primarily due to real estate construction and development loans. The charge-offs for both periods had been adequately reserved for in previous periods.

Fiscal Years Ended December 31, 2007, and 2006

The provision for loan losses was $555,000 for the year ended December 31, 2007, compared to $595,000 for the year 2006.  Nonperforming loans were $9.81 million at December 31, 2007 and $0 at December 31, 2006, or 2.54% and 0%, respectively, of total loans. Nonperforming loans are primarily in nonperforming real estate construction and development loans. The allowance for loan losses was $4.51 million and $4.34 million at December 31, 2007 and December 31, 2006, or 1.16% and 1.15%, respectively, of total loans. Net charge-offs were $402,000 in 2007 compared to $15,000 in 2006.  The increase in net charge-offs in 2007 was primarily due to the economic downturn and the effect on the housing market.

The Bank maintains the allowance for loan losses at a level that it considers to be adequate to provide for credit losses inherent in its loan portfolio. Management determines the level of the allowance by performing a quarterly analysis that considers concentrations of credit, past loss experience, current economic conditions, the amount and composition of the loan portfolio (including nonperforming and potential problem loans), estimated fair value of underlying collateral, and other information relevant to assessing the risk of loss inherent in the loan portfolio. As a result of management’s analysis, a range of the potential amount of the allowance for loan losses is determined.

The Bank will continue to monitor the adequacy of the allowance for loan losses and make additions to the allowance in accordance with the analysis referred to above. Because of uncertainties inherent in estimating the appropriate level of the allowance for loan losses, actual results may differ from management”s estimate of credit losses and the related allowance.

The following table sets forth the amount of total loans outstanding (excluding unearned income) and the percentage distributions in each category, as of the dates indicated.

	Distribution of Loans and Percentage Composition of Loan Portfolio Amount Outstanding as of December 31,
	2007	2006	2005	2004	2003
	(Dollars in Thousands)

Commercial real estate	$208,309	$233,110	$212,901	$175,641	$130,326
Commercial	45,497	41,077	31,349	22,156	15,611
Real estate construction	83,173	60,269	37,717	36,457	23,565
Agriculture	31,430	27,527	22,390	13,016	6,112
Residential real estate and consumer	19,400	16,409	13,752	11,225	11,934
Unearned income	(1,038)	(1,233)	(1,345)	(1,188)	(891)

Total loans, net of unearned income	386,771	377,160	316,764	$257,307	$186,657

Participation loans sold and serviced by the Bank	$1,314	$3,488	$3,838	$3,872	$5,539

Commercial real estate	53.9%	61.8%	67.2%	68.3%	69.8%
Commercial	11.8%	10.9%	9.9%	8.6%	8.4%
Real estate construction	21.5%	16.0%	11.9%	14.2%	12.6%
Agriculture	8.1%	7.3%	7.1%	5.1%	3.3%
Residential real estate and consumer	5.0%	4.4%	4.3%	4.4%	6.4%
Unearned income	(0.3)%	(0.3)%	(0.4)%	(0.5)%	(0.5)%

Total loans, net of unearned income	100.0%	100.0%	100.0%	100.0%	100.0%

The following table shows the contractual maturity distribution and repricing intervals of the outstanding loans in our portfolio, as of December 31, 2007. In addition, the table shows the distribution of such loans between those with variable or floating interest rates and those with fixed or predetermined interest rates.  The table excludes the gross amount of non-accrual loans of $9.09 million, and includes unearned income and deferred fees totaling $1.04 million at December 31, 2007.

	Loan Maturities and Repricing Schedule As of December 31, 2007
		After One
	Within	But Within	After
	One Year	Five Years	Five Years	Total
	(Dollars in Thousands)

Commercial real estate	$67,991	$121,668	$18,650	$208,309
Commercial	27,797	16,462	1,238	45,497
Real estate construction	71,232	11,097	844	83,173
Agriculture	22,271	6,221	2,938	31,430
Residential real estate and consumer	9,795	5,543	4,061	19,399

Total loans, net of unearned income	$199,087	$160,991	$27,731	$387,808

Loans with variable (floating) interest rates	$157,765	$125,498	$11,635	$294,897
Loans with predetermined (fixed) interest rates	$41,322	$35,494	$16,096	$92,911

The majority of the properties taken as collateral are located in Northern California. We employ strict guidelines regarding the use of collateral located in less familiar market areas. The recent decline in Northern California real estate value is offset by the low loan-to-value ratios in our commercial real estate portfolio and high percentage of owner-occupied properties.

Nonperforming Assets

Nonperforming assets consist of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured, where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned (“OREO”).

Loans are generally placed on non-accrual status when they become 90 days past due, unless management believes the loan is adequately collateralized and in the process of collection. The past due loans may or may not be adequately collateralized, but collection efforts are continuously pursued. Loans may be restructured by management when a borrower has experienced some changes in financial status, causing an inability to meet the original repayment terms, and where we believe the borrower will eventually overcome those circumstances and repay the loan in full. OREO consists of properties acquired by foreclosure or similar means and which management intends to offer for sale.

The recent economic downturn increased our nonperforming loans to $9.81 million at December 31, 2007, as compared to no nonperforming loans at December 31, 2006, 2005 and 2004, respectively.  We had $5,000 in nonperforming loans at December 31, 2003.  The ratio of nonperforming loans over total loans increased to 2.54% at December 31, 2007, as compared with 0.0% in the prior four year-end periods.

In addition, we did not possess any OREO during any of the year-end periods from 2003 through 2007.

Management believes that the reserve provided for nonperforming loans, together with the tangible collateral, were adequate as of December 31, 2007. See “Allowance for Loan Losses” below for further discussion. Except as disclosed above, as of December 31, 2007, management was not aware of any material credit problems of borrowers that would cause it to have serious doubts about the ability of a borrower to comply with the present loan payment terms. However, no assurance can be given that credit problems may exist that may not have been brought to the attention of management.

The following table provides information with respect to the components of our nonperforming assets as of the dates indicated.  (The figures in the table are net of the portion guaranteed by the U.S. Government):

Nonperforming Assets

	At December 31,
	2007	2006	2005	2004	2003
	(Dollars in Thousands)

Nonaccrual loans(1)
Commercial real estate	$1,127	$0	$0	$0	$0
Commercial	0	0	0	0	0
Real estate construction	7,960	0	0	0	0
Agriculture	0	0	0	0	0
Residential real estate and consumer	0	0	0	0	0

Total	$9,087	$0	0	$0	0

Loans 90 days or more past due and still accruing (as to principal or interest):
Commercial real estate	$0	$0	$0	$0	$0
Commercial	0	0	0	0	4
Real estate construction	721	0	0	0	0
Agriculture	0	0	0	0	1
Residential real estate and consumer	0	0	0	0	0

Total	721	0	0	0	5

Restructured loans(2)
Commercial real estate	$0	$0	$0	$0	$0
Commercial	0	0	0	0	0
Real estate construction	0	0	0	0	0
Agriculture	0	0	0	0	0
Residential real estate and consumer	0	0	0	0	0

Total	0	0	0	0	0

Total nonperforming loans	9,808	0	0	0	5
Other real estate owned	0	0	0	0	0

Total nonperforming assets	$9,808	$0	$0	$0	$0

Nonperforming loans as a percentage of total loans	2.54%	0.00%	0.00%	0.00%	0.00%
Nonperforming assets as a percentage of total loans and other real estate owned	2.54%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses as a percentage of nonperforming loans	45.95%	—	—	—	467.60%

(1) During the fiscal year ended December 31, 2007, no interest income related to these loans was included in net income while on nonaccrual status. Additional interest income of approximately $233,000 would have been recorded during the year ended December 31, 2007, if these loans had been paid in accordance with their original terms and had been outstanding throughout the fiscal year ended December 31, 2007 or, if not outstanding throughout the fiscal year ended December 31, 2007, since origination.

(2) A “restructured loan” is one the terms of which were renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower.

Allowance for Loan Losses

In anticipation of credit risk inherent in our lending business, we set aside allowances through charges to earnings. Such charges were not only made for the outstanding loan portfolio, but also for off-balance sheet items, such as commitments to extend credits or letters of credit. The charges made for the outstanding loan portfolio were credited to the allowance for loan losses, whereas charges for off-balance sheet items were credited to the reserve for off-balance sheet items, which is presented as a component of other liabilities. The provision for loan losses is discussed in the section entitled “Provision for Loan Losses” above.

The rapid growth of our loan portfolio in the past five years has required more reserves for probable loan losses. The allowance for loan losses increased by 3.8%, or $167,000, to $4.51 million at December 31, 2007, as compared with $4.34 million at December 31, 2006. Such allowances were $3.98 million, $3.27 million, and $2.34 million at December 31, 2005, 2004, and 2003, respectively. Despite the increases in loan loss allowances, the rapid growth of our loan portfolio has continued to lower the allowance for loan losses as a percentage of total loans from 1.26%, 1.27% and 1.25% at the end of 2005, 2004 and 2003, respectively, to 1.15% and 1.16% at the end of 2006 and 2007, respectively.  In 2007, the weak business climate adversely impacted the financial conditions of certain of our clients and increased our net loan charge-off to $402,000, compared to $15,000 and $1,000 in 2006 and 2005, respectively.

Management reviews these conditions with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management”s estimate of the effect of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specific, identifiable problem credit or portfolio segment as of the evaluation date, management”s evaluation of the inherent loss related to such condition is reflected in the unallocated allowance. Although management has allocated a portion of the allowance to specific loan categories, the adequacy of the allowance is considered in its entirety.

Although management believes the allowance at December 31, 2007 was adequate to absorb losses from any known and inherent risks in the portfolio, no assurance can be given that economic conditions which adversely affect our service areas or other variables will not result in increased losses in the loan portfolio in the future.

As of December 31, 2007, our allowance for loan losses consisted of amounts allocated to three phases of our methodology for assessing loan loss allowances, as follows (see details of methodology for assessing allowance for loan losses in the section entitled “Critical Accounting Policies”):

Phase of Methodology (Dollars in Thousands)	As of: December 31, 2007
Specific review of individual loans	$95
Review of pools of loans with similar characteristics	$4,412
Judgmental estimate based on various subjective factors	$—

The table below summarizes, for the periods indicated, loan balances at the end of each period, the daily averages during the period, changes in the allowance for loan losses arising from loans charged off, recoveries on loans previously charged off, additions to the allowance and certain ratios related to the allowance for loan losses:

Allowance for Loan Losses

	2007	2006	2005	2004	2003
	(Dollars in thousands)

Balances:
Average total loans outstanding during period	$381,316	$345,063	$276,277	$220,526	$159,171
Total loans outstanding at end of period	$386,771	$377,160	$316,764	$257,307	$186,657
Allowance for loan losses:
Balances at beginning of period	$4,341	$3,976	$3,272	$2,338	$1,680

Actual charge-offs:
Commercial real estate	0 0	0	0	0	0
Commercial	0	0	1	5	0
Real estate construction	366	0	0	0	0
Agriculture		0	0	0	0
Residential real estate and consumer	35	15	0	0	8
Total charge-offs	402	15	1	5	8

Recoveries on loans previously charged off
Commercial real estate	0	0	0	0	0
Commercial	0	0	0	0	11
Real estate construction	0	0	0	0	0
Agriculture	0	0	0	0	0
Residential real estate and consumer	5	2	0	1	0
Total recoveries	5	2	0	1	11

Net loan charge-offs/(recoveries)	397	13	1	4	(3)

Provision for loan losses	555	595	705	938	655
Reclassification of reserve related to off-balance-sheet commitments	8	(217)	0	0	0

Balance at end of period	$4,507	$4,341	$3,976	$3,272	$2,338

Ratios:
Net loan charge-offs/(recoveries) to average total loans	0.10%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans at end of period	1.16%	1.15%	1.256%	1.27%	1.25%
Net loan charge-offs (recoveries) to allowance for loan losses at end of period	8.81%	0.29%	0.02%	0.11%	(0.12)%
Net loan charge-offs (recoveries) to provision for loan losses	71.57%	2.12%	0.10%	0.38%	(0.42)%

The table below summarizes, for the periods indicated, the balance of the allowance for loan losses and the percentage of each type of loan balance at the end of each period (See “Loan Portfolio” above for a description of each type of loan balance):

Allocation of the Allowance for Loan Losses

	Amount Outstanding as of December 31,
	2007	2006	2005	2004	2003
	(Dollars in Thousands)

Applicable to:
Commercial real estate	$2,672	$2,755	$2,693	$2,350	$1,564
Commercial	663	413	364	262	213
Real estate construction	837	885	691	514	426
Agriculture	189	162	118	65	66
Residential real estate and consumer	147	126	110	81	69

Total Allowance	$4,507	$4,341	$3,976	$3,272	$2,338

Noninterest Income

Three Months Ended March 31, 2008 and 2007

Noninterest income was $613,583 for the three months ended March 31, 2008, compared to $530,494 for the same period in 2007. Service charge income was $302,927 for the three months ended March 31, 2008, compared to $265,447 for the comparable period in 2007. The Bank continually evaluates its deposit product offerings with the intention of continuing to expand its offerings to the consumer and business depositor. Currently, the Bank is pursuing a strategy to increase its core deposit base by expanding the Bank”s offering of remote deposit capture products as well as cash management products for current and prospective business depositors.  All other noninterest income increased $45,609 to $310,656 for the first quarter 2008.

Fiscal Years Ended December 31, 2007  and 2006

Noninterest income was $2,2 million for the year ended December 31, 2007, compared to $1.7 million for the year 2006. Service charge income was $1.1 million for the year 2007 compared to $0.9 million for the year 2006. The Bank continues to evaluate its deposit product offerings with the intention of continuing to expand its offerings to the consumer and business depositors.

Noninterest Income

(Dollars in thousands)

	For the Years Ended December 31,
	2007		2006
	(Amount)	(%)	(Amount)	(%)
Service charges on deposit accounts	$1,090	49.6%	$866	51.3%	%
Earnings on cash surrender value of life insurance	175	8.0%	168	9.9%	%
Mortgaged Commissions	195	8.9%	246	14.5%	%
Other income	737	33.6%	410	24.3%	%

Total	2,198	100.0%	1,689	100.0%	%

Average assets	$446,295		$413,486

Noninterest income as a % of average assets		0.49%		0.41%	%

Noninterest Expense

Three Months Ended March 31, 2008 and 2007

Noninterest expense was $4,056,570 for the three months ended March 31, 2008, compared to $3,310,775 for the same period in 2007. Contributing to the increase were increases in salaries and employee benefits associated with the Bank’s new location in Stockton, increased lending staff costs and technology expenses for the telephone banking and remote capture system.

Fiscal Years Ended December 31, 2007  and 2006

Noninterest expense was $14.2 million for the year ended December 31, 2007 compared to $12.2 million for the year ended 2006. Contributing to the increase were increases in salaries and employee benefits associated with the Bank’s growth, the addition of a new location and additions to the Bank’s commercial lending team.

The following table sets forth a summary of noninterest expenses for the periods indicated:

Noninterest Expense

(Dollars in thousands)

	For the Years Ended December 31,
	2007		2006
	(Amount)	(%)	(Amount)	(%)
Salaries and employee benefits	$8,586	60.6%	$7,585	62.3%
Occupancy and equipment	2,222	15.4%	1,787	14.4%
Data processing	542	3.8%	484	4.0%
Communications	254	1.8%	224	1.8%
Other	2,609	18.4%	2,141	17.6%

Total	14,213	100.0%	12,221	100.0%

Average assets	$446,295		$413,486

Noninterest expenses as a % of average assets		3.18%		2.95%

Generally, noninterest expense has increased during the past three years as a result of additional facilities and corresponding branch personnel, as well as continued additions to the Bank’s administrative and support personnel, positioning the Bank for continued growth. Management anticipates that noninterest expense will continue to increase as we continue to grow.  However, management remains committed to cost-control and efficiency, and we expect to keep these increases to a minimum relative to growth.

Income Tax Expense

Three Months Ended March 31, 2008 and 2007

The effective income tax rate on income before income taxes was 36.5% for the three months ended March 31, 2008 compared to 39.4% for the same period in 2007. The change in the effective tax rate for the quarter is primarily due to various tax benefits associated with the California enterprise zones and tax credits from a low income housing investment.

Fiscal Years Ended December 31, 2007 and 2006

The effective income tax rate on income from continuing operations was 37.03% for the year ended December 31, 2007 compared to 40.0% for the year 2006. The effective tax rate is relatively unchanged primarily due to the similar tax deductions and credits in both periods.

Financial Condition

March 31, 2008 and December 31, 2007

The Bank’s total assets were $463.04 million at March 31, 2008 compared to $454.3 million at December 31, 2007, an increase of $8.80 million or 1.9%. Cash and cash equivalents decreased $99,000, net loans increased $125,000, investments increased $1.24 million, premises and equipment increased $608,000, other real estate owned increased $2.85 million and interest receivable and other assets increased $4.0 million primarily due to an increase in bank owned life insurance of $4.81 million.

Loans gross of the allowance for loan losses remained static at $387.6 million at March 31, 2008, compared to $387.8 million at December 31, 2007, a decrease of $0.2 million or 0.04%. The Bank’s commercial real estate loan portfolio increased $9.1 million or 2.9%, which was offset by a decrease in commercial loans of $9.5 million of 14.8%. All loan categories relatively remained the same as a percentage of total loans, except commercial real estate loans which increased from approximately 53.9% to 56.6% of total loans, commercial loans, which decreased from approximately 11.8% to 10.3% of total loans and agriculture loans which decreased from 8.1% to 7.1%. The Bank continues to identify opportunities to cross sell its other products, including home equity and consumer loans for its loan portfolio.

Deposits decreased $14.6 million or 3.9% to $362.8 million at March 31, 2008 compared to $377.3 million at December 31, 2007. This decrease was primarily due to a decrease in time deposits of $15.3 million as a result of the Bank’s emphasis on core deposit growth and our efforts to avoid a dependency on high cost time deposits in order to maintain a strong net interest margin. Money market deposits increased $5.0 million, which is due in part to a customers shifting funds from a time deposit accounts to money market accounts to gain greater liquidity.

Short-term borrowings increased $18 million to $46 million at March 31, 2008, compared to $28 million at December 31, 2007 while long-term debt was $8 million and $3 million at March 31, 2008 and December 31, 2007, respectively. The increase in short-term borrowings mainly due to the decease of $15.3 million in time deposits. The Bank uses short-term borrowings, primarily short-term FHLB advances, to fund short-term liquidity needs and manage net interest margin.

December 31, 2007 and 2006

The Bank’s total assets were $454.3 million at December 31, 2007 compared to $455.0 million at December 31, 2006, a decrease of $0.7 million or 0.2%. Net loans increased $9.4 million, bank premises and equipment increased $4.6 million and interest receivable and other assets increased $1.6 million, while cash and cash equivalents decreased $13.6 million, investments decreased $2.9 million.

Loans gross of the allowance for loan losses were $387.8 million at December 31, 2007, compared to $378.4 million at December 31, 2006, an increase of $9.4 million or 2.5%. The increase was primarily due to increase of $22.9 or 38.0% in the real estate construction loans and an increases of $4.4 million, $3.9 million and $3.0 million in commercial, agriculture and residential real estate and consumer loans, respectively.  These were offset by a decrease in commercial real estate loans of $24.8 million or 10.6%. All loan categories increased or remained the same as a percentage of total loans, except commercial real estate loans, which decreased from approximately 61.8% to 53.9% of total loans.

Deposits decreased $1.2 million or 0.3% to $377.3 million at December 31, 2007 compared to $378.5 million at December 31, 2006. This decrease was mainly a result of decrease in time deposits of $27.8 million, much of which was transferred by customers to money market accounts as evidenced by an increase of $27.3 million in money market accounts. Demand deposit accounts increased $11.8 million as a result of a general marketing campaign promoting a checking account products in an effort to reduce the Bank’s dependency on higher costing time deposits.

Short-term borrowings decreased $5.6 million to $28 million at December 31, 2007, compared to $33.6 million at December 31, 2006 while long-term debt increased to $3 million at December 31, 2007, compared to $0 at December 31, 2006. The increase in long-term debt was due to the Bank deciding to utilize a long-term FHLB fixed rate advance and thus reducing the level of short-term FHLB advances. The Bank uses short-term borrowings, primarily short-term FHLB advances, to fund short-term liquidity needs and manage net interest margin.

Liquidity

Liquidity to meet borrowers’ credit and depositors’ withdrawal demands is provided by maturing assets, short-term liquid assets that can be converted to cash and the ability to attract funds from depositors. Additional sources of liquidity may include institutional deposits, advances from the FHLB and other short-term borrowings, such as federal funds purchased.

March 31, 2008 and December 31, 2007

At March 31, 2008 and December 31, 2007, the Bank did not have any brokered deposits.

At March 31, 2008 and December 31, 2007, the Bank had total FHLB advances outstanding of $54 million and $31 million, respectively.  At March 31, 2008 and December 31, 2007, the Bank had sufficient collateral to borrow an additional $44.7 million and $68.0 million, respectively.  In addition, the Bank had lines of credit to purchase overnight federal funds with its correspondent banks totaling $20 million.  No advances were made on these lines of credit as of March 31, 2008 and December 31, 2007.

December 31, 2007 and 2006

At December 31, 2007 and December 31, 2006, the Bank did not have any brokered deposits.

At December 31, 2007 and December 31, 2006, the Bank had total FHLB advances outstanding of $31.0 million and $33.6 million, respectively.  At December 31, 2007 and December 31, 2006, the Bank had sufficient collateral to borrow an additional $68.0 million and $55.5 million, respectively.  In addition, the Bank had lines of credit to purchase overnight federal funds with its correspondent banks totaling $20 million.  No advances were made on these lines of credit as of December 31, 2007 and December 31, 2006.

Oak Valley Bancorp’s liquidity depends primarily on dividends paid to it as sole shareholder of the Bank. The Bank’s ability to pay dividends to Oak Valley Bancorp without regulatory approval will depend on whether the Bank will be in a position to pay dividends.

Aggregate contractual obligations to make future payments as of December 31, 2007 for FHLB borrowings and operating leases of one year or less were 28.8 million, between one and three years were $4.7 million, between three and five years were 1.7 million, and over five years were 4.6 million, respectively.

Return on Equity and Assets

The following table sets forth certain information regarding our return on equity and assets for the periods indicated:

At March 31, 2008		At December 31, 2007	At December 31, 2006
Return on assets	0.69%	0.88%	0.93%
Return on equity	7.24%	10.18%	11.40%
Dividend payout ratio	0%	56.6%	37.3%
Equity to assets ratio	9.5%	3.65%	7.94%

Off-Balance Sheet Arrangements

During the ordinary course of business, we provide various forms of credit lines to meet the financing needs of our customers. These commitments, which represent a credit risk to us, are not represented in any form on our balance sheets.

As of December 31, 2007, and 2006, we had commitments to extend credit of $81.40 million, and $85.41 million, respectively.  Obligations under standby letters of credit were $1.14 million, and $0.76 million, for 2007, and 2006, respectively, and the obligations under commercial letters of credit were $1.50 million, and $1.50 million for the same periods.

The effect on our revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will be used. For more information regarding our off balance sheet arrangements, see Note 14 to our 2007 year end financial statements located elsewhere in this registration statement.

Investment Activities

Investments are a key source of interest income. Management of our investment portfolio is set in accordance with strategies developed and overseen by our Investment Committee. Investment balances, including cash equivalents and interest-bearing deposits in other financial institutions, are subject to change over time based on our asset/liability funding needs and interest rate risk management objectives. Our liquidity levels take into consideration anticipated future cash flows and all available sources of credits and are maintained at levels management believes are appropriate to assure future flexibility in meeting anticipated funding needs.

Cash Equivalents and Interest-bearing Deposits in other Financial Institutions

The bank holds federal funds sold, unpledged available-for-sale securities and salable government guaranteed loans to help meet liquidity requirements and provide temporary holdings until the funds can be otherwise deployed or invested. As of March 31, 2008, and 2007, we had $2.62 million, and $4.59 million, respectively, in federal funds sold. As of December 31, 2007, and 2006, we had $3.81 million, and $2.64 million, respectively, in federal funds sold.

Investment Securities

Management of our investment securities portfolio focuses on providing an adequate level of liquidity and establishing an interest rate-sensitive position, while earning an adequate level of investment income without taking undue risk. Investment securities that we intend to hold until maturity are classified as held-to-maturity securities, and all other investment securities are classified as available-for-sale.  Currently, all of our investment securities are classified as available-for-sale. The carrying values of available-for-sale investment securities are adjusted for unrealized gains or losses as a valuation allowance and any gain or loss is reported on an after-tax basis as a component of other comprehensive income.

Our investment securities holdings decreased by $2.95 million, or 8.1%, to $33.3 million at December 31, 2007, compared to holdings of $36.59 million at December 31, 2006.  Accordingly, total investment securities as a percentage of total assets decreased to 7.3% and 8.0% at December 31, 2007 and 2006, respectively.  As of December 31, 2007, all of the investment securities were pledged to secure certain deposits. Investment securities holdings decreased by $0.8 million, or 2.3% to $34.6 million at March 31, 2008, compared to holdings of $35.4 million at March 31, 2007.

As of December 31, 2007, the total unrealized loss on securities that were in a loss position for less than 12 continuous months was $13,350 with an aggregate fair value of $4,896,349.  The total unrealized loss on securities that were in a loss position for greater than 12 continuous months was $129,726 with an aggregate fair value of $9,577,818.

The following table summarizes the book value and market value and distribution of our investment securities as of the dates indicated:

Investment Securities Portfolio

	As of December 31, 2007		As of December 31, 2006
Dollars in Thousands	Amortized Cost	Market Value	Amortized Cost	Market Value
Available-for-Sale:
Securities of U.S. government agencies	$24,875	$24,962	$27,464	$27,250
Collateralized mortgage obligations	4,024	3,961	6,219	6,020
Municipal securities	2,343	2,400	2,903	2,979
SBA Pools	2,054	2,049	0	0

Total investment securities	$33,296	$33,373	$36,586	$36,249

A total of ten U.S. Government agency bonds, four collateralized mortgage obligations, three mortgage-backed securities and two SBA pools make up the total amount of securities in an unrealized loss position for greater than 12 months.  Management periodically evaluates each available-for-sale investment security in an unrealized loss position to determine if the impairment is temporary or other than temporary.  Management has determined that no investment security is other than temporarily impaired.  The unrealized losses are due solely to interest rate changes and the Bank has the ability and intent to hold all investment securities with identified impairments resulting from interest rate changes to the earlier of the forecasted recovery or the maturity of the underlying investment security.  As of December 31, 2007, we did not have any investment securities that constituted 10% or more of the stockholders’ equity of any third party issuer.

The following table summarizes the maturity and repricing schedule of our investment securities at their amortized cost and their weighted average yields at December 31, 2007 (There were no securities to mature or reprice after 10 years):

Investment Maturities and Repricing Schedule

 (Dollars in Thousands)

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available-for-sale:
Securities of U.S. government agencies	$996	4.65%	$1,099	4.89%	$1,114	4.42%	$21,666	5.12%	$24,875	5.06%
Collateralized mortgage obligations	0	0.00%	0	0.00%	0	0.00%	4,024	4.16%	4,024	4.16%
Municipal securities	510	5.81%	390	4.80%	1,071	3.73%	371	4.90%	2,343	4.54%
SBA Pools	0	0.00%	0	0.00%	0	0.00%	2,054	4.95%	2,054	4.95%
Total Investment Securities	$1,507	5.04%	$1,489	4.86%	$2,185	4.08%	$28,115	4.96%	$33,296	4.90%

Other Earning Assets

For various business purposes, we make investments in earning assets other than the interest-earning securities discussed above. Before 2007, the only other earning assets held by us were insignificant amounts of Federal Home Loan Bank stock, Federal Reserve Bank stock and the cash surrender value on the Bank Owned Life Insurances (“BOLI”). Balances of the Federal Home Loan Bank stock, Federal Reserve Bank stock and the BOLI cash surrender value as of December 31, 2007 were $2,283,300, $669,500 and $4,749,230 respectively.

During 2007, we invested in a low-income housing tax credit funds (“LIHTCF”) to promote our participation in CRA activities. We committed to invest $1 million, over the next two to three years. We anticipate receiving the return following this two to three year period in the form of tax credits and tax deductions over the next fifteen years.

The balances of other earning assets as of December 31, 2007 and December 31, 2006 were as follows:

Dollars in Thousands	Balance as of December 31, 2007	Balance as of December 31, 2006
Type
BOLI	$4,749	$4,574
LIHTCF	$378	$0
Federal Reserve Bank Stock	$670	573
Federal Home Loan Bank Stock	$2,283	$1,833

Deposits and Other Sources of Funds

Deposits

Total deposits at December 31, 2007, and 2006 were $377.3 million, and $378.5 million, respectively, representing an decrease of $1.18 million or 0.3%, in 2007. The average deposits for the years ended December 31, 2007, and 2006 were $369.55 million and $361.38 million, respectively. Thus, average deposits grew by $8.2 million (or 2.3%) in 2007.

Deposits are the Bank’s primary source of funds. Due to strategic emphasis by management, core deposits (consisting of DDA, NOW and Savings accounts) increased by 3.9% in 2007 to $139.1 million at December 31, 2007.  As a result, the percentage of core deposits to total deposits increased to 36.9% from 35.4% as of December 31, 2007 as compared to December 31, 2006.  The average rate paid on time deposits in denominations of $100,000 or more was 5.20%, and 4.49% for the years ended December 31, 2007, and 2006, respectively. See “Net Interest Income and Net Interest Margin” for further discussion.

The following tables summarize the distribution of average daily deposits and the average daily rates paid for the periods indicated:

	Average Deposits
	2007		2006
Dollars in Thousands	Average Balance	Average Rate	Average Balance	Average Rate

Demand, noninterest-bearing	$58,468	0.00%	$49,966	0.00%
Money market	125,574	3.62%	117,635	3.43%
NOW	53,634	1.05%	49,071	1.11%
Savings	16,745	3.33%	21,644	3.01%
Time certificates of deposit in denominations of $100,000 or more	66,007	5.20%	70,937	4.49%
Other time deposits	49,118	4.34%	52,124	4.26%

Total deposits	$369,546	3.04%	$361,377	2.94%

The scheduled maturities of our time deposits in denominations of $100,000 or greater at December 31, 2007 are, as follows:

Maturities of Time Deposits of $100,000 or More, at December 31, 2007

 (Dollars in Thousands)

Three months or less	$30,437
Over three months through six months	14,444
Over six months through twelve months	11,309
Over twelve months	1,431
Total	$57,621

Because our client base is comprised primarily of commercial and industrial accounts, individual account balances are generally higher than those of consumer-oriented banks. A number of clients carry deposit balances of more than 1% of our total deposits, but only one customer had a deposit balance of more than 3% of total deposits in 2007.

Since our deposit growth strategy emphasizes core deposit growth we have avoided relying on brokered deposits as a consistent source of funds.  We had no brokered deposits as of December 31, 2007 and 2006.

FHLB Borrowings

Although deposits are the primary source of funds for our lending and investment activities and for general business purposes, we may obtain advances from the Federal Home Loan Bank of San Francisco (“FHLB”) as an alternative to retail deposit funds. Our outstanding FHLB advances decreased by $2.6 million at year-end 2007 compared to the prior year as a result of our emphasis on core deposit growth.  See “Liquidity Management” below for the details on the FHLB borrowings program.

The following table is a summary of FHLB borrowings for fiscal years 2007 and 2006:

Dollars in Thousands	2007	2006
Balance at year-end	$31,000	$33,600
Average balance during the year	$33,455	$15,130
Maximum amount outstanding at any month-end	$61,125	$33,600
Average interest rate during the year	5.17%	4.43%
Average interest rate at year-end	4.70%	4.91%

Asset/Liability Management

Management seeks to ascertain optimum and stable utilization of available assets and liabilities as a vehicle to attain our overall business plans and objectives. In this regard, management focuses on measurement and control of liquidity risk, interest rate risk and market risk, capital adequacy, operation risk and credit risk.

Liquidity Management

Maintenance of adequate liquidity requires that sufficient resources be available at all time to meet our cash flow requirements. Liquidity in a banking institution is required primarily to provide for deposit withdrawals and the credit needs of its customers and to take advantage of investment opportunities as they arise. Liquidity management involves our ability to convert assets into cash or cash equivalents without incurring significant loss, and to raise cash or maintain funds without incurring excessive additional cost. For this purpose, we maintain a portion of our funds in cash and cash equivalents, loans and securities available for sale. Our liquid assets at December 31, 2007 and 2006 totaled approximately $59.9 million, and $75.5 million, respectively.  Our liquidity level measured as the percentage of liquid assets to total assets was 13.2%, and 16.6% at December 31, 2007, and 2006, respectively.

As a secondary source of liquidity, we rely on advances from the FHLB to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB are typically secured by a portion of our loan portfolio and stock issued by the FHLB. The FHLB determines limitations on the amount of advances by assigning a percentage to each eligible loan category that will count towards the borrowing capacity. As of December 31, 2007, our borrowing capacity from the FHLB was about $94 million and the outstanding balance was $31 million, or approximately 33% of our borrowing capacity. We also maintain 2 lines of credit with correspondent banks to purchase up to $20 million in federal funds.

Capital Resources and Capital Adequacy Requirements

In the past two years, our primary source of capital has been internally generated operating income through retained earnings. At December 31, 2007, total shareholders’ equity increased to $42.64 million, representing an increase of $8.2 million from December 31, 2006.  This increase is primarily from a stock offering which raised $5.0 million and from internally generated operating income and stock option exercises.  As of December 31, 2007, we had no material commitments for capital expenditures.

We are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can trigger regulatory actions that could have a material adverse effect on our financial statements and operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that rely on quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. (See “Description of Business—Regulation and Supervision—Capital Adequacy Requirements” herein for exact definitions and regulatory capital requirements.)

As of December 31, 2007, we were qualified as a “well capitalized institution” under the regulatory framework for prompt corrective action. The following table presents the regulatory standards for well-capitalized institutions, compared to our capital ratios as of the dates specified:

	Regulatory Well- Capitalized Standards	December 31, 2007	December 31, 2006
Total capital to risk-weighted assets	10.0%	11.1%	9.5%
Tier I capital to risk-weighted assets	6.0%	10.0%	8.4%
Tier I capital to average assets	5.0%	9.4%	7.9%

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”) which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model. Relative to SFAS 157, the FASB proposed FASB Staff Positions (FSP) 157-a, 157-b, and 157-c. FSP 157-a amends SFAS 157 to exclude Financial Accounting Standards No. 13, “Accounting for Leases,” and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-b delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-c clarifies the principles in SFAS 157 on the fair value measurement of liabilities. Public comments on FSP 157-a and 157-b were due in January 2008, while public comments on FSP 157-c were due in February 2008. Based upon pronouncements issued to date, the Company has determined that the adoption of this Standard will not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities using different measurement techniques. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity’s financial statements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS 159 in the first quarter of 2008. The Company has determined that the adoption of this Standard will not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which replaces Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”). SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. The Company is currently evaluating the potential impact this Statement may have on the Company’s future financial position, results of operations and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” (“SFAS 160”). SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. The Statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. The Statement also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This Statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is currently evaluating the potential impact this Statement may have on the Company’s financial position, results of operations and cash flows, but does not believe the impact of the adoption will be material.

FASB Emerging Issues Task Force (“EITF”) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements.”  EITF 06-4 requires the recognition of a liability and related compensation expense for bank owned life insurance policies with joint beneficiary agreements that provide a benefit to an employee that extends to post-retirement periods.  Under EITF 06-4, life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity’s obligation to the employee.  Accordingly, the entity must recognize a liability and related compensation expense during the employee’s active service period based on the future cost of insurance to be incurred during the employee’s retirement.  If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106, “Employer’s Accounting for Postretirement Benefits Other Than Pensions.”  EITF 6-04 was effective for fiscal years beginning after December 17, 2007.  The Bank adopted this pronouncement effective January 1, 2008 and has recorded an initial liability of $119,842 with an offsetting adjustment to retained earning of $70,459 and deferred taxes of $49,383, pursuant to this accounting pronouncement.

Impact of Inflation; Seasonality

Inflation primarily impacts us by its effect on interest rates. Our primary source of income is net interest income, which is affected by changes in interest rates. We attempt to limit the impact of inflation on our net interest margin through management of rate-sensitive assets and liabilities and the analysis of interest rate sensitivity. The effect of inflation on premises and equipment as well as noninterest expenses has not been significant for the periods covered in this report. Our business is generally not seasonal.

Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c) as of the end of the period covered by this report (the “Evaluation Date”) have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to the Bank and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this annual report was being prepared. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such controls requiring corrective actions. As a result, we did not taken any corrective actions.

ITEM 3. PROPERTIES

Our main office is located in a complex at 125 North Third Avenue, Oakdale, CA 95361, in downtown Oakdale.  The building has an automated teller machine and onsite parking.  The Bank’s complex occupies approximately 20,000 square feet of space.

Property Location and Address	Square Footage	Monthly Rent	Lease Expiration Date	Lease Extension Options

Oakdale, 125 N. 3rd Ave.	9,600	n/a*	n/a*	n/a
Oakdale, 338 F Street	9,860		3/2017	three, 5-year term extensions
Sonora	2,500		4/2010	n/a
Modesto, 12th & I Street	4,500		3/2016	two, 5-year term extensions
Bridgeport	2,875	n/a*	n/a*	n/a
Mammoth Lakes	1,856	n/a*	n/a*	n/a
Bishop	3,680		8/2014	two, 5-year term extensions
Modesto Dale	4,500		3/2015	two, 5-year term extensions
Turlock	2,400		1/2015	two, 5-year term extensions
Patterson	2,100		6/2010	one, 5-year term extension
Escalon	3,500		4/2021	two, 5-year term extensions
Ripon	1,800		1/2011	two, 5-year term extensions
Stockton	8,000		12/2022	two, 5-year term extensions

* The Bank owns this property.

Management has determined that all of its premises are adequate for its present and anticipated level of business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of Securities

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of March 31, 2008, by:

• each person known by us to be a beneficial owner of five percent (5%) or more of our common stock;

• each current director, each of whom is a nominee for election as a director; and

• all current directors and executive officers as a group.

Our common stock is the only class of voting securities outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated in the notes following the table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 7,614,377 shares of common stock outstanding as of March 31, 2008. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days following March 31, 2008 are deemed outstanding. However, these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person or entity.

	Common Stock Beneficially Owned (1) on March 31, 2008
Beneficial Owner	Shares Beneficially Owned	Vested Option Shares (2)	Percentage of Shares Beneficially Owned (3)
Five Percent Shareholder: (4)
Patrick W. Hopper	711,707	N/A	9.31%

Executive Officers and Directors:(5)
James L. Gilbert	143,561	2,500	1.91%
Thomas A. Haidlen	191,380	3,375	2.55%
Michael Q. Jones	11,520	—	0.15%
Arne J. Knudsen	342,160	16,875	4.70%
Roger M. Schrimp	198,065	—	2.59%
Danny L. Titus	216,051	—	2.83%
Richard J. Vaughan	88,000	16,875	1.37%
Don Barton	4,000	1,000	0.07%
Ronald C. Martin	322,985	27,000	4.58%
Christopher M. Courtney	34,696	77,625	1.47%
Richard A. McCarty	1,502	50,528	0.68%

All officers and directors as a group (12)	2,265,627	195,778	32.22%

(1) Except as otherwise noted, may include shares held by such person’s spouse (except where legally separated) and minor children, and by any other relative of such person who has the same home; shares held in “street name” for the benefit of such person; shares held by a family or living trust as to which such person is a trustee and primary beneficiary with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person is the sole beneficiary.

(2) Consists of shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of March 31, 2008 pursuant to the Bank’s 1991 Stock Option Plan as amended and restated in 1998.

(3) This percentage is based on the total number of shares of our common stock outstanding, plus the number of option shares which the applicable individual or group has the right to acquire upon the exercise of stock options which are vested or will vest within 60 days of March 31, 2008 pursuant to our Stock Option Plan.

(4) The address for Patrick Hopper is 2624 Pebblegold Avenue, Henderson, Nevada 89074.

(5) The address for all officers and directors is c/o Oak Valley Community Bank, 125 North Third Avenue, Oakdale, California 95361.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The following section sets forth certain biographical information concerning our directors and our current executive officers. Oak Valley Bancorp and the Bank share the same directors and executive officers.  The same individuals serving as directors of the Bank have been serving as directors of Oak Valley Bancorp since May 2008.

Our directors currently have terms which will end at our next annual meeting of the shareholders or until their successors are elected and qualify, subject to their prior death, resignation, or removal. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of our directors and executive officers.

The current executive officers and directors of the Bank and of Oak Valley Bancorp are as follows:

Donald Barton, 51, has been a director of the Bank since 2005 and of Oak Valley Bancorp since 2008.

Christopher M. Courtney, 45, has been the Bank’s President since August of 2004 and a director since January 2007.  He has been Oak Valley Bancorp President since May 2008. Previously, he has served as the Bank’s Chief Operating Officer and Chief Credit Officer since 2000 and 1999, respectively.  Mr. Courtney has 18 years of diverse banking experience, joining Oak Valley Community Bank in 1996, as a lender, after working for a major bank, a mid-size bank and a small community bank. He graduated from Wells Fargo Bank Credit Training Program in 1989. Mr. Courtney has a B.S. in Finance and a Masters in Business Administration from California State University, Sacramento.  He is also a graduate of the Pacific Coast Banking School at the University of Washington.

James L. “Jay” Gilbert, 63, has been a Director of the Bank since 1992 and of Oak Valley Bancorp since 2008.  Mr. Gilbert has lived in Oakdale since 1946.  Mr. Gilbert is involved in the feed and seed business as well as retail feed stores and almond farming.

Thomas A. Haidlen, 61, has been a director of the Bank since 1992 and of Oak Valley Bancorp since 2008.  Mr. Haidlen was born in Oakdale and has resided in Oakdale for over 50 years.  He owns and operates the Ford-Mercury Dealership in Oakdale.

Michael Q. Jones, 62, has been a director of the Bank since 1992 and of Oak Valley Bancorp since 2008.  Mr. Jones has been a resident of Sonora since 1974.  Mr. Jones is Chairman of California Gold Development Corporation and Prudential California Realty.

Arne J. Knudsen, 69, is a director of the Bank and of Oak Valley Bancorp.  Mr. Knudsen is also the Secretary of the Bank and of Oak Valley Bancorp.  Mr. Knudsen has been a resident of Oakdale since 1960.  He owns and operates Knudsen Nursery, Inc., a wholesale nursery operation.

Ronald C. Martin, 61, has served as a director and Chief Executive Officer of the Bank since 1992.  He was also the Bank’s President until August 2004. He has been Oak Valley Bancorp Chief Executive Officer and a Director since May 2008. Mr. Martin began his banking career in 1977 with River City Bank in Sacramento.  Between 1977 and 1987 he was employed in the Sacramento area and from December 1987 to January 1992 he served as President and Chief Executive Officer of Butte Savings in Chico, California.  Mr. Martin has a B.S. in Finance from the University of Arizona.

Richard A. McCarty, 36, has been the Executive Vice President and Chief Financial Officer since 2000, after returning to Oak Valley Community Bank in August of 1999.  He has been Oak Valley Bancorp Executive Vice President and Chief Financial Officer since May 2008. Mr. McCarty first joined Oak Valley in 1996, leaving in 1997 for Del Monte Foods Corporation.  Mr. McCarty has a B.S. in Finance from California State University, Stanislaus.

Roger M. Schrimp, 66, has been a director of the Bank since 1992 and of Oak Valley Bancorp since 2008.  Mr. Schrimp has practiced law in Oakdale since 1967.  He is a senior partner in the Modesto Law Firm of Damrell, Nelson, Schrimp, Pallios & Ladine, and owns and operates a cattle ranch.

Danny L. Titus, 63, has been a director of the Bank since 1992 and of Oak Valley Bancorp since 2008.  Mr. Titus is currently the President of Titus Investments, Inc. and manages real estate and investments.  Mr. Titus was formerly the general manager of Steelgard, Inc. which manufacturers portable buildings.

Richard J. Vaughan, 70, has been a director of the Bank since 1992 and of Oak Valley Bancorp since 2008.  Mr. Vaughan owns Vaughan Farms, operating in Waterford and Oakdale, California.  Mr. Vaughan has been involved with agribusiness since 1961.

ITEM 6. EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table provides certain summary information concerning the compensation earned, by our Chief Executive Officer, and the two most highly compensated executive officers for services rendered in all capacities to us for the fiscal years ended December 31, 2007 and 2006 in their respective executive officer capacities with the Bank:

					Long Term
					Compensation
	Annual Compensation			Awards
					Securities	All
Name and Principal				Other	Underlying	Other
Position	Year	Salary	Bonus	Compensation(1)	Options	Compensation(2)
Ronald C. Martin	2007	$248,000	$81,250	$9,000	—	$42,510
Director and CEO	2006	$231,800	$88,250	$—	—	$40,824

Christopher M. Courtney	2007	$187,000	$81,250	$7,800	—	$61,089
Director and President	2006	$177,800	$70,600	$7,200	—	$58,569

Richard A. McCarty	2007	$159,000	$66,625	$7,800	—	$46,140
Executive Vice	2006	$151,300	$60,010	$7,200	—	$42,855
President/CAO/CFO

(1)                      Reflects automobile allowances.

(2)                      Amounts shown for Mr. Martin include (a) for 2007, $23,369 for accrued and unused vacation paid, $15,375 in 401(k) plan matching contributions and $3,766 representing director retirement plan accrual; (b) for 2006, $21,397 for accrued and unused vacation paid, $16,047 in 401(k) plan matching contributions and $3,380 representing director retirement plan accrual.

Amounts shown for Mr. Courtney include (a) for 2007, $34,017 representing executive salary continuation plan accrual which vests as described under “Employment and Salary Continuation Agreements”, $15,822 for accrued and unused vacation paid and $11,250 in 401(k) plan matching contributions; (b) for 2006, $32,041 representing executive salary continuation plan accrual which vests as described under “Employment and Salary Continuation Agreements”, $15,747 for accrued and unused vacation paid and $10,781 in 401(k) plan matching contributions.

Amounts shown for Mr. McCarty include (a) for 2007, $26,329 representing executive salary continuation plan accrual which vests as described under “Employment and Salary Continuation Agreements”, $8,561 for accrued and unused vacation paid and $11,250 in 401(k) plan matching contributions;  (b) for 2006, $24,800 representing executive salary continuation plan accrual which vests as described under “Employment and Salary Continuation Agreements”, $7,274 for accrued and unused vacation paid and $10,781 in 401(k) plan matching contributions.

Option Grants in Last Fiscal Year

No individual grants of stock options were made during 2007 to each of the named Bank executive officers in the Summary Compensation Table.

Aggregated Option Exercises and Fiscal Year-End Option Values

The following table provides information about stock options exercised in 2007 and options held as of December 31, 2007 by each of the Bank executive officers named in the Summary Compensation Table.  Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold.

FISCAL 2007 OPTION VALUES

			Number of Securities Underlying Unexercised Options at December 31, 2007 (#)(2)		Value of Unexercised In-the- money Options at December 31, 2007 ($)(2)
	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald C. Martin	0	$0	20,250	13,500	$14,064	$9,376
Christopher M. Courtney	6,328	44,725	70,875	13,500	256,446	9,376
Richard A. McCarty	0	0	46,028	9,000	165,113	6,251

Total	6,328	$44,725	137,153	36,000	$433,623	$25,003

(1) The value realized of shares acquired on exercise was determined by subtracting the exercise price from the fair market value of the common stock on the exercise date multiplied by the number of shares acquired on exercise

(2) Options granted under our 1991 Stock Option Plan and its successor restated plan are immediately exercisable. “Exercisable” refers to those options which were both exercisable and vested while “Unexercisable” refers to those options which were unvested.

Employment Contracts, Termination of Employment and Change in Control Arrangements

On August 21, 2001, the Board of Directors of the Bank approved Salary Continuation Agreements between the Bank and Messrs. Courtney and McCarty.  Under the Salary Continuation Agreements, Messrs. Courtney and McCarty are entitled to receive maximum annual payments of $85,000 and $65,000, respectively, for a period of 20 years following their retirement at the age of 62 or upon a change in control, as defined in each salary continuation agreement. In the event of disability while employed at the Bank prior to the age of 62, either executive will receive a benefit equal to the retirement liability balance accrued by the Bank at the time of disability.  In the event of early termination, either executive will receive a vested portion of his retirement liability balance accrued by the Bank at the time of such early retirement.  The vesting schedule is 20% per year of service beginning with the sixth year of service.  In the event the Executive dies prior to termination of his salary continuation agreement, the beneficiary of such executive will receive from the Bank a lump sum death benefit amount.

In December 2001, the Bank purchased insurance policies on the lives of Messrs. Courtney and McCarty, paying the premiums for these insurance policies with one lump-sum premium payment of approximately $590,000.  Under the Bank’s Split Dollar Agreements and Split Dollar Policy endorsements, the policy interests are divided between the Bank and such executives.  The Bank is entitled to any insurance policy death benefits remaining after payment to the executive’s beneficiary.

If Messrs. Courtney or McCarty are terminated for cause, the Bank will not pay any benefits under the Salary Continuation Agreement.  For this purpose, the term “cause” means an executive’s gross negligence or gross neglect of duties, fraud, disloyalty, dishonesty or willful violation of law or significant bank policies in connection with the executive’s service that results in an adverse effect on the Bank.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Loans to Directors and Officers in the Ordinary Course of Business

The Bank offers loans to directors, officers, and employees in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and which do not involve more than the normal risk of collectibility or present other unfavorable features. All such loans were performing in accordance with their terms as of the date of this registration statement. Federal regulations permit executive officers and directors to participate in loan programs that are available to other employees, so long as the director or executive officer is not given preferential treatment compared to other participating employees.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits a company from extending credit, arranging for the extension of credit or renewing an extension of credit in the form of a personal loan one of its officers or directors. There are several exceptions to this general prohibition, including loans made by an FDIC insured depository institution that is subject to the insider lending restrictions of the Federal Reserve Act. All loans to our directors and officers comply with the Federal Reserve Act and the Federal Reserve Board’s Regulation O and, therefore, are excepted from the prohibitions of Section 402.

Director Retirement Agreements; Bank-Owned Life Insurance Policies

On August 21, 2001, the Board of Directors authorized the Bank to enter into Director Retirement Agreements with each director.  The agreements are intended to encourage existing directors to remain directors of the Bank, assuring the Bank that it will have the benefit of the directors’ experience and guidance in the years ahead.

For retirement after the later of age 72 or five years of service, the Director Retirement Agreements provide an annual benefit during the director’s lifetime of $12,000 for 10 years.  If a director retires or becomes disabled before the Normal Retirement Age, he will receive a lump-sum payment in an amount equal to the retirement liability balance accrued by the Bank at the time of early retirement or disability.

If a change in control of the Bank occurs (as defined in the Director Retirement Agreements) and a director’s service terminates within 24 months after the change in control, the director will receive the retirement liability balance accrued by the Bank payable to the director for retirement at age 72 or after five years of service.

In December of 2001, the Bank purchased insurance policies on the lives of its directors, paying the premiums for these insurance policies with one lump-sum premium payment of approximately $1,045,000.  Although the Bank expects the policies on the directors’ lives to serve as a source of funds for benefits payable under the Director Retirement Agreements, the contractual entitlements arising under the Director Retirement Agreements are not funded and remain contractual liabilities of the Bank, payable upon each director’s termination of service.

The policy interests are divided between the Bank and each director.  Under the Bank’s Split Dollar Agreements and Split Dollar Policy endorsements with the directors, the Bank is entitled to any insurance policy death benefits remaining after payment to the director’s beneficiary.  The Bank expects to recover the premium in full from its portion of the policies’ death benefits.

If a director is terminated for cause, the Bank will not pay any benefits under his Director Retirement Agreement.  For this purpose, the term “cause” means a director’s gross negligence or gross neglect of duties, fraud, disloyalty, dishonesty or willful violation of law or significant bank policies in connection with the director’s service that results in an adverse effect on the Bank.

On August 21, 2001, the Board of Directors of the Bank adopted the Oak Valley Community Bank Supplemental Life Insurance Plan which applies to Messrs. Martin, Courtney and McCarty.  The Plan is intended to encourage these key employees of the Bank to continue their employment with the Bank.  In December 2001, December 2002 and January 2003, the Bank purchased single premium life insurance policies in the amounts of $951,000, $579,000 and $592,000, respectively, on the life of each of the officers covered by the Plan.  Under the Split Dollar Life Insurance Agreements to be entered into by the Bank with each such officer in the Plan, the Bank is the owner of the policies and the partial beneficiary in an amount equal to the cash surrender values of the policies.

Compensation of Non-employee Directors

Persons who are directors and are not employees of the Bank receive $2,000 per month.  There is no plan in place for compensation of persons who are directors who are employees.  In addition, non-employee Directors of the Bank were eligible to participate in the Bank’s  incentive stock plan. However, there were no stock options granted to non-employee directors in fiscal year 2006 or 2007.

Director Compensation Table

The following table provides compensation information for the year ended December 31, 2007 for each non-employee Director of the Bank.  Information related to Messrs. Martin and Courtney’s compensation is detailed in the “Summary Compensation Table” set forth above.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total
James L. Gilbert	$24,000		$—	$	$5,660	$28,760
Thomas A. Haidlen	$24,000		$—	$	$4,541	$27,618
Arne J. Knudsen	$24,000		$—	$	$13,429	$36,477
Roger M. Schrimp	$24,000		$—	$	$8,662	$31,722
Danny L. Titus	$24,000	$		$	$5,557	$28,657
Richard J. Vaughan	$24,000	$		$	$15,524	$38,456

(5) Represents amounts accrued under the Director Retirement Agreements and Split Dollar Insurance Agreements between the Bank and each Director.

Corporate Governance Principles and Board Matters

We are committed to having sound corporate governance principles. Having such principles is essential to running our business efficiently and to maintaining our integrity in the marketplace.

We have adopted a Code of Conduct that applies to our directors, executive officers, employees and consultants. In addition, our Chief Executive Officer and all senior financial officers, including the Chief Financial Officer, are bound by a separate Code of Ethics for the Chief Executive Officer and Senior Financial Officers in posted on our Internet website address is http://www.oakvalleybank.com.

Board Independence

The Board has determined that each of the current directors, except for Messrs. Martin and Courtney, is independent under the Nasdaq director independence standards set forth in Marketplace Rules 4200 and 4350, as currently in effect.

Director Qualifications

We believe that our directors should have the highest professional and personal ethics and values, consistent with longstanding our values and standards. They should have broad experience at the policy-making level in business, government, or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders.

We also believe that it is necessary that the majority of our Board of Directors must be comprised of independent directors as set forth in the Nasdaq Marketplace Rules 4200 and 4350 and desirable to have at least one financial expert on the Board of Directors who serves on our Audit Committee as set forth in Section 401(h) of Regulation S-K under the federal securities laws. When considering potential director candidates, the Board also considers the candidate’s character, judgment, diversity, age, skills, including financial literacy, and experience in the context of our needs and the Board of Directors.

Identifying and Evaluating Nominees for Directors

The Board Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. Directors regularly assess the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Board considers various potential candidates for director. Candidates may come to the attention of the Board through current Board members, shareholders or other persons. These candidates are evaluated at regular or special meetings of the Board and the independent directors meeting separately, and may be considered at any point during the year. As described above, the Board considers properly submitted shareowner nominations for candidates for the Board. Following verification of the shareowner status of persons proposing candidates, recommendations are aggregated and considered by the Board at a regularly scheduled meeting, which is generally the first or second meeting prior to the issuance of the proxy statement for our annual meeting. If any materials are provided by a shareholder with the nomination of a director candidate, such materials are forwarded to the Board. In evaluating such nominations, the Board seeks to achieve a balance of knowledge, experience and capability on the Board.

ITEM 8. LEGAL PROCEEDINGS

From time to time, the Bank is a party to claims and legal proceedings arising in the ordinary course of business. The Bank’s management evaluates its exposure to these claims and proceedings individually and in the aggregate and provides for potential losses on such litigation if the amount of the loss is estimable and the loss is probable.

We believe that there are no material litigation matters at the current time. Although the results of such litigation matters and claims cannot be predicted with certainty, we believe that the final outcome of any such claims and proceedings will not have a material adverse impact on the Bank’s financial position, liquidity, or results of operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Price Range of Common Stock

As of June 30, 2008, the Bank common stock traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “OVYB”. The following table sets forth the high and low closing bid prices (which reflect prices between dealers and do not include retail markup, markdown or commission and may not represent actual transactions) for the current year and the two calendar years ended December 31, 2007 and 2006, respectively.  From time to time, during the periods indicated, trading activity in our common stock was infrequent.  The source of the quotes is The Nasdaq Stock Market, Inc.

	Closing Sale Price(1)
For Calendar Quarter Ended	High	Low

March 31, 2006	23.60	13.50
June 30, 2006	16.75	13.35
September 30, 2006	16.00	12.75
December 31, 2006	14.75	12.55
March 31, 2007	13.03	10.80
June 30, 2007	11.35	10.90
September 30, 2007	11.00	9.17
December 31, 2007	10.05	7.52
March 31, 2008	8.49	8.49
June 30, 2008	8.00	6.50

As of June 30, 2008 the closing price of our common stock was $7.00 per share. As of June 30, 2008, there were approximately 547 shareholders of record of the common stock and 7,658,252 outstanding shares of common stock.    Beginning July 3, 2008, Oak Valley Bancorp common stock is traded on the OTC Bulletin Board. Oak Valley Bancorp proposes to apply for listing its common stock on NASDAQ.

(1) Figures in the table have been retroactively adjusted to reflect a three-for-two stock split in January 2005 and a three-for-two stock split in January 2006.

Dividends

Under California law, the Bank may declare a cash dividend out of net profits up to the lesser of retained earnings or net income for the last three (3) fiscal years (less any distributions made to shareholders during such period), or, with the prior written approval of the Commissioner of Department of Financial Institutions, in an amount not exceeding the greatest of:

• retained earnings,

• net income for the prior fiscal year, or

• net income for the current fiscal year.

Our ability to pay any cash dividends will depend not only upon our earnings during a specified period, but also on our meeting certain capital requirements.

Shareholders are entitled to receive dividends only when and if dividends are declared by our Board of Directors. Although we have paid dividends in the past, it is no guarantee that we will continue paying cash dividends in the future.

The Bank has declared and paid a dividend on its common stock every year since 1996.  Dividends for the year ended December 31, 2006 were $0.19 per share of common stock.  Dividends for the year ended December 31, 2007 were $0.19 per share of common stock.

The following table shows stock dividends and stock splits declared for the three years ended December 31, 2007:

Declaration Date	Payable Date	Record Date	Type

November 17, 2004	January 14, 2005	January 3, 2005	Three-for-two stock split
November 16, 2005	January 17, 2006	January 3, 2006	Three-for-two stock split

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to shares of our common stock that may be issued under equity compensation plans. Figures in the table have been retroactively adjusted to reflect three-for-two stock splits in August 2005 and 2006.

	A	B	C
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders	506,564	$6.9	1,500,000
Equity Compensation Plans Not Approved by Shareholders		Not applicable	0
Total	506,564	$6.9	1,500,000

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Description of Oak Valley Bancorp Capital Stock

The authorized capital stock of Oak Valley Bancorp consists of 50,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. There are a nominal number of shares of Oak Valley Bancorp common stock outstanding, all of which are currently held by the Bank in connection with the organization of Oak Valley Bancorp as the proposed holding company for the Bank and which will be canceled in connection with the closing of the Reorganization. There are no shares of preferred stock outstanding and there exists no present plan to issue such shares.

Common Stock

Holders of Oak Valley Bancorp common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Each share of common stock has the same rights, privileges and preferences as every other share and will share equally in the net assets of Oak Valley Bancorp upon liquidation or dissolution. Oak Valley Bancorp common stock has no preemptive, conversion or redemption rights or sinking fund provisions, and all of the issued and outstanding shares of Oak Valley Bancorp common stock, when issued, will be fully paid and nonassessable. Shareholders are entitled to receive ratably dividends as may be legally declared by the Oak Valley Bancorp Board of Directors.

Under California law, each holder of a share of common stock is entitled to one vote per share for each matter submitted to the vote of the shareholders. Cumulative voting generally is required for the election of directors, except that “listed corporations” may expressly eliminate cumulative voting for directors in the articles of incorporation of the corporation.

In the event of a liquidation of Oak Valley Bancorp, common shareholders are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences for securities with a priority over the Oak Valley Bancorp common stock.

Preferred Stock

Oak Valley Bancorp preferred stock may be issued from time to time in one or more series, as authorized by the Board of Directors of Oak Valley Bancorp. The Board of Directors is authorized to fix the number of shares of any series of preferred stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any board resolution originally fixing the number of shares constituting any series of preferred stock, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

The Board of Directors of Oak Valley Bancorp has not authorized the issuance of preferred stock and has no present plan to issue preferred stock. If and when any shares of preferred stock are issued, the holders of preferred stock may have a preference over holders of the common stock upon the payment of dividends, upon liquidation of Oak Valley Bancorp, in respect of voting rights, and in the redemption of the capital stock of Oak Valley Bancorp. The issuance of any preferred stock could have the effect of delaying, deferring or preventing a change in control of Oak Valley Bancorp without further action of its shareholders.

In addition, the issuance of preferred stock with voting rights and conversion rights may adversely affect the voting power of the holders of common stock.

Certain provisions of the proposed charter documents of Oak Valley Bancorp may have the effect of delaying or preventing changes in control or management, which could have an adverse effect on the market price of our common stock. Several provisions of Oak Valley Bancorp’s Articles of Incorporation and Bylaws may discourage unilateral tender offers or other attempts to take over and acquire the business of the holding company, including, without limitation:

• qualifications for nominees to Oak Valley Bancorp’s Board of Directors—Oak Valley Bancorp’s Bylaws provide qualifications which a director must meet in order to serve on the Oak Valley Bancorp ‘s board.  The qualifications in the Bylaws are:  (a) a requirement that the director be domiciled in one of the communities that Bancorp or its subsidiary bank serves for at least five (5) years immediately prior to his or her election; (b) a requirement that the director may not be affiliated with any other bank or savings and loan association engaged in business in California; (c) a requirement that the director may not be a nominee of someone who is affiliated with any other bank or savings and loan association doing business in California.  Directors must be shareholders of the corporation.

• the elimination of cumulative voting—Oak Valley Bancorp’s Articles of Incorporation contain provisions opting out of cumulative voting rights of shareholders for the election of directors if Oak Valley Bancorp becomes a listed corporation. The Oak Valley Bancorp Bylaws provide that common stock will be entitled to one vote for each share held in all matters subject to shareholder voting, and will not have cumulative voting rights in connection with the election of directors. The elimination of cumulative voting provisions shall become effective only when Oak Valley Bancorp becomes a listed corporation within the meaning of Section 301.5 of the California Corporations Code.

• the adoption of a classified Board of directors—Oak Valley Bancorp’s Articles of Incorporation provide that the Oak Valley Bancorp Board will be divided into three classes of directors, as nearly equal in number as reasonably possible. The three classes will be designated as Class I, Class II, and Class III. One class of directors will be elected each year for a three-year term. The classified Board provisions shall become effective only when Oak Valley Bancorp becomes a listed corporation within the meaning of Section 301.5 of the California Corporations Code.

• removal of directors without cause—Because Oak Valley Bancorp will have a classified board of directors, a director generally may be removed without cause only if the votes cast against removal of a director, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively ) at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and either the number of directors elected at the most recent annual meeting of shareholders, of if greater, the number of directors for whom removal is being sought, were then being elected.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 317 of the California General Corporation Law (the “CGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation, and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

Section 204 of the CGCL provides that a corporation’s articles of incorporation may not limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under Section 310 of the CGCL (concerning transactions between corporations and directors or corporations having interrelated directors) or (vii) under Section 316 of the CGCL (concerning directors’ liability for distributions, loans, and guarantees).

Section 204 further provides that a corporation’s articles of incorporation may not limit the liability of directors for any act or omission occurring prior to the date when the provision became effective or any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to a corporation’s shareholders for any violation of a director’s fiduciary duty to the corporation or its shareholders.

In accordance with Section 317, the Registrant’s Articles of Incorporation limit the liability of a director to the Registrant or its shareholders for monetary damages to the fullest extent permissible under California law. The Articles further authorize the Registrant to provide indemnification to its agents (including officers and directors), subject to the limitations set forth above. The Articles and the Registrants Bylaws further provide for indemnification of corporate agents to the maximum extent permitted by the CGCL.

The indemnification provisions contained in Registrant’s Bylaws are not exclusive of any other rights to which a person may be entitled under any statute, provision of the Articles, Bylaws, agreement, vote of shareholders or disinterested directors or otherwise. In addition, Registrant may maintain insurance on behalf of its directors and officers. The rights conferred to any person under the Bylaws with respect to indemnification continue as to a person who has ceased to be a director, officer, employee or other agent and inures to the benefit of such person’s heirs, executors and administrators.

The foregoing summaries are necessarily subject to the complete text of the statute, the Articles, and the Bylaws and are qualified in their entirety by reference thereto.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1.

Under the rules of the SEC applicable to smaller reporting companies, we have omitted supplementary financial information from this registration statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The financial statements required to be included in this registration statement appear beginning on page F-1.

(b) See the Exhibit Index below.

The warranties, representations and covenants contained in any of the agreements included herein or which appear as exhibits hereto should not be relied upon by buyers, sellers or holders of the Company’s securities and are not intended as warranties, representations or covenants to any individual or entity except as specifically set forth in such agreement

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger between the Registrant, Interim Oak Valley Bancorp, Inc. and Oak Valley Community Bank

3.1	Articles of Incorporation of Oak Valley Bancorp, Inc.

3.2	First Amendment to Articles of Incorporation of Oak Valley Bancorp, Inc.

3.3	Bylaws of Oak Valley Bancorp, Inc.

10.1	Oak Valley Community Bank 1998 Restated Stock Option Plan

10.2	Oak Valley Community Bank Form of Director Retirement Agreement

10.3	Oak Valley Community Bank Form of Salary Continuation Agreement

11	Statement Regarding Computation of Net Earnings per Share

21	Subsidiaries of the Registrant

24	Power of Attorney (included on the signature page of this registration statement)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Oakdale, California on July     , 2008.

OAK VALLEY BANCORP a California corporation

By:	/s/ RONALD C. MARTIN
Ronald C. Martin, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of the registrant hereby constitutes and appoints Ronald C. Martin and Richard A. McCarty, and each of them, as lawful attorney-in-fact and agent for each of the undersigned (with full power of substitution and resubstitution, for and in the name, place and stead of each of the undersigned officers and directors), to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, any and all amendments, supplements and exhibits to this report and any and all other documents in connection therewith, hereby granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in order to effectuate the same as fully and to all intents and purposes as each of the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or any of their substitutes, may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ DONALD BARTON	Director	July 30, 2008
Donald Barton

/s/ CHRISTOPHER M. COURTNEY	Director	July 30, 2008
Christopher M. Courtney

/s/ JAMES L. GILBERT	Director	July 30, 2008
James L. Gilbert

/s/ THOMAS A. HAIDLEN	Director	July 30, 2008
Thomas A. Haidlen

/s/ MICHAEL Q. JONES	Director	July 30, 2008
Michael Q. Jones

/s/ ARNE J. KNUDSEN	Director	July 30, 2008
Arne J. Knudsen

/s/ RONALD C. MARTIN	Director	July 30, 2008
Ronald C. Martin

/s/ ROGER M. SCHRIMP	Director	July 30, 2008
Roger M. Schrimp

/s/ DANNY L. TITUS	Director	July 30, 2008
Danny L. Titus

/s/ RICHARD J. VAUGHAN	Director	July 30, 2008
Richard J. Vaughan

INDEX TO FINANCIAL STATEMENTS

Oak Valley Community Bank Financial Statements as of and for the Years Ended December 31, 2007 and 2006

Oak Valley Community Bank Condensed Financial Statements as of and for the Three Months Ended March 31, 2008 and 2007 (Unaudited)

OAK VALLEY COMMUNITY BANK

Independent Auditor’s Report

and

Financial Statements

Years Ended December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
Oak Valley Community Bank

We have audited the accompanying balance sheet of Oak Valley Community Bank (the “Bank”) as of December 31, 2007 and 2006 and the related statements of earnings, shareholders’ equity, and cash flows for the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Valley Community Bank as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Stockton, California
July 29, 2008

OAK VALLEY COMMUNITY BANK

OAK VALLEY COMMUNITY BANK

BALANCE SHEETS

	DECEMBER 31,
	2007	2006

ASSETS
Cash and due from banks	$10,397,951	$25,179,177
Federal funds sold	3,805,000	2,640,000

Cash and cash equivalents	14,202,951	27,819,177

Securities available for sale	33,372,624	36,248,824
Loans, net	382,264,026	372,819,289
Bank premises and equipment, net	10,108,620	5,512,739
Accrued interest and other assets	14,310,569	12,670,137

	$454,258,790	$455,070,166

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits	$377,347,776	$378,530,305
Accrued interest and other liabilities	3,549,624	8,750,932
FHLB advances	31,000,000	33,600,000

Total liabilities	411,897,400	420,881,237

Commitments and contingencies (Notes 13 and 14)

Shareholders’ equity
Preferred stock, no par value; 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, no par value; 10,000,000 shares authorized and 7,607,780 shares and 7,103,243 shares issued and outstanding at December 31, 2007 and 2006, respectively	22,843,171	17,648,475
Additional paid-in capital	1,748,380	1,502,004
Retained earnings	17,723,646	15,243,222
Accumulated other comprehensive income (loss), net of tax	46,193	(204,772)

Total shareholders’ equity	42,361,390	34,188,929

	$454,258,790	$455,070,166

See accompanying notes

OAK VALLEY COMMUNITY BANK

STATEMENTS OF EARNINGS

	YEAR ENDED DECEMBER 31,
	2007	2006

INTEREST INCOME
Interest and fees on loans	$30,132,688	$26,946,158
Interest on securities available for sale	1,541,034	1,622,746
Interest on federal funds sold	159,163	124,106
Interest on deposits with banks	4,203	2,479
	31,837,088	28,695,489

INTEREST EXPENSE
Deposits	11,227,565	10,634,843
FHLB advances	1,730,636	670,933
Federal funds purchased	48,286	56,259
	13,006,487	11,362,035
Net interest income	18,830,601	17,333,454
PROVISION FOR LOAN LOSSES	555,000	595,000

Net interest income after provision for loan losses	18,275,601	16,738,454

OTHER INCOME
Service charges on deposits	1,090,125	865,545
Earnings on cash surrender value of life insurance	175,168	167,938
Mortgage commissions	194,975	245,673
Other	737,341	409,633
	2,197,609	1,688,789
OTHER EXPENSES
Salaries and employee benefits	8,586,098	7,584,724
Occupancy expenses	2,222,541	1,786,947
Data processing fees	541,556	484,314
Telephone expenses	253,500	223,824
Other operating expenses	2,609,124	2,141,485
	14,212,819	12,221,294

Earnings before provision for income taxes	6,260,391	6,205,949
PROVISION FOR INCOME TAXES	2,335,270	2,480,175
NET EARNINGS	$3,925,121	$3,725,774
NET EARNINGS PER SHARE	$0.53	$0.53

NET EARNINGS PER SHARE – assuming dilution	$0.52	$0.51

See accompanying notes

OAK VALLEY COMMUNITY BANK

STATEMENT OF SHAREHOLDERS’ EQUITY

	YEARS ENDED DECEMBER 31, 2007 AND 2006
						Accumulated
			Additional			Other	Total
	Common Stock		Paid-in	Retained	Comprehensive	Comprehensive	Shareholders’
	Shares	Amount	Capital	Earnings	Income	Income	Equity
Balances, January 1, 2006	6,988,087	17,198,801	1,212,526	12,997,349		(370,769)	31,168,134
Cumulative effect of change in accounting principle				(130,227)			(130,227)
Stock options exercised	115,156	449,674	—	—		—	449,674
Tax benefit of stock options exercised	—	—	158,248	—		—	158,248
Cash dividends ($0.19 per share)	—	—	—	(1,347,526)		—	(1,347,526)
Cash paid for fractional shares related to stock split effective December 31, 2006	—	—	—	(2,148)		—	(2,148)
Stock-based compensation	—	—	131,230	—		—	131,230
Comprehensive income
Net changes in unrealized gain on available-for-sale securities (net of income tax of $107,926)	—	—	—	—	$165,997	165,997	165,997
Net earnings	—	—	—	3,725,774	3,725,774	—	3,725,774
Comprehensive income					$3,891,771
Balances, December 31, 2006	7,103,243	$17,648,475	$1,502,004	$15,243,222		$(204,772)	$34,188,929
Stock offering	456,431	$5,020,739	$—	$—		$—	$5,020,739
Stock offering expense		(25,000)					(25,000)
Stock options exercised	48,106	198,957					198,957
Tax benefit of stock options exercised	—	—	116,303	—		—	116,303
Cash dividends ($0.19 per share)	—	—	—	(1,444,697)		—	(1,444,697)
Stock based compensation			130,073				130,073
Comprehensive income
Net changes in unrealized gain on available-for-sale securities (net of income tax of $163,169)	—	—	—	—	$250,965	250,965	250,965
Net earnings	—	—	—	3,925,121	3,925,121	—	3,925,121
Comprehensive income					$4,176,086
Balances, December 31, 2007	7,607,780	$22,843,171	$1,748,380	$17,723,646		$46,193	$42,361,390

OAK VALLEY COMMUNITY BANK

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$3,925,121	$3,725,774
Adjustments to reconcile net earnings to net cash from operating activities:
Provision for loan losses	555,000	595,000
Depreciation, amortization, and accretion, net	986,559	893,467
Stock-based compensation expense	130,073	131,230
Excess tax benefits from stock-based payment arrangements	(106,355)	(158,248)
Gain on sale of premises and equipment	(14,400)	—
Decrease (increase) in accrued interest receivable	7,062	(375,155)
(Decrease) increase in accrued interest payable and other liabilities	(5,085,005)	5,691,661
Increase in other assets	(2,583,711)	(2,392,778)
Net cash from operating activities	(2,185,656)	8,110,951

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(19,190,393)	(11,444,591)
Proceeds from maturities, calls, and principal paydowns of securities available for sale	22,516,909	8,392,263
Net increase in loans	(9,999,737)	(60,627,165)
Proceeds from sales of premises and equipment	14,400	—
Net purchases of premises and equipment	(4,845,574)	(422,013)
Net cash from investing activities	(11,504,395)	(64,101,506)

CASH FLOWS FROM FINANCING ACTIVITIES:
FHLB advanced funds	129,174,400	82,600,000
FHLB payments	(131,774,400)	(68,000,000)
Dividends paid	(1,444,697)	(1,347,526)
Net increase in demand deposits and savings accounts	32,607,147	37,539,038
Net (decrease) increase in time deposits	(33,789,676)	11,911,714
Excess tax benefits from stock-based payment arrangements	106,355	158,248
Cash paid for fractional shares related to 3:2 stock split	—	(2,148)
Proceeds from sale of common stock and exercise of stock options	5,194,696	449,674
Net cash from financing activities	73,825	63,309,000

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,616,226)	7,318,445

CASH AND CASH EQUIVALENTS, beginning of year	27,819,177	20,500,732

CASH AND CASH EQUIVALENTS, end of year	$14,202,951	$27,819,177

See accompanying notes

	YEAR ENDING DECEMBER 31,
	2007	2006

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$13,341,328	$11,034,128
Income taxes	$2,461,000	$2,685,983

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During 2007 the Bank recognized a decrease in the unrealized loss on available-for-sale securities of $414,134.  As a result, the deferred tax asset was decreased by $163,169 and equity was increased by $250,965.

During 2007 the Bank transferred $773,048 in other assets to Bank premises and equipment.

During 2006 the Bank recognized a decrease in the unrealized loss on available-for-sale securities of $273,923. As a result, the deferred tax asset was decreased by $107,926 and equity was increased by $165,997.

During 2006 the Bank transferred $1,987,747 in other assets to Bank premises and equipment.

See accompanying notes

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Oak Valley Community Bank (the “Bank”) is a California State chartered bank. The Bank was incorporated under the laws of the state of California on May 31, 1990, and began operations in Oakdale on May 28, 1991. The Bank operates branches in Oakdale, Sonora, Bridgeport, Bishop, Mammoth Lakes, Modesto, Patterson, Turlock, Ripon, Stockton, and Escalon, California. The Bridgeport, Mammoth Lakes, and Bishop branches operate as a separate division, Eastern Sierra Community Bank. The Bank’s primary source of revenue is providing loans to customers who are predominantly middle-market businesses.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in accounting principle – During 2008 in conjunction with the Company’s filing of a Form 10 registration statement with the SEC, the Company made a change in accounting principle and adopted Staff Accounting Bulletin (SAB) No. 108.  As a result, the Company recorded adjustments to its deferred tax assets and also recorded a liability related to lease agreements that include fixed rent escalation clauses.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections, the Company adjusted its financial statements to apply SAB No. 108 retrospectively.  As a result of the change in accounting principle, the following adjustments to the financial statements were made:

•      Accrued interest and other assets decreased by $144,586 and $143,316 at December 31, 2007 and 2006, respectively.

•      Other liabilities increased by $134,030 and $92,013 at December 31, 2007 and 2006, respectively.

•      Retained earnings decreased by $278,616 and $235,329 at December 31, 2007 and 2006, respectively.

•      Occupancy expense increased $42,107 and $37,427 for the years ended December 31, 2007 and 2006, respectively.

•      Income tax expense increased $1,270 and $67,675 for the years ended December 31, 2007 and 2006, respectively.

•      Net income decreased $43,227 and basic and diluted earnings per share decreased $.01 per share to $.53 and $.52 per share, respectively, for the year ended December 31, 2007.

•      Net income decreased $105,102 and basic and diluted earnings per share decreased $.01 per share to $.53 and $.51 per share, respectively, for the year ended December 31, 2006.

•      The cumulative effect of the change on retained earnings as of January 1, 2006 was a decrease of $130,227, from the $12,997,349 originally reported.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Stock offering – During 2007 the Bank facilitated a stock offering in an effort to raise additional capital. The stock was first offered to existing shareholders between May 14, 2007 through June 15, 2007. Subsequently, the offering was extended to the public between June 16, 2007 through July 16, 2007. Common stock of the Bank was offered at $11 per share to all investors. As a result of the offering, the Bank raised $4,995,739 in capital, net of offering expenses of $25,000. Additionally, 456,431 in additional common shares of the Bank were issued as a result of the offering.

Cash and cash equivalents – The Bank has defined cash and cash equivalents to include cash, due from banks, certificates of deposit with maturities of three months or less, and federal funds sold. Generally, federal funds are sold for one-day periods. At times throughout the year, balances can exceed FDIC insurance limits.  Management believes the risk of loss is remote as these amounts are held by major financial institutions.

Fair values of financial instruments – The financial statements include various estimated fair value information as of December 31, 2007 and 2006. Such information, which pertains to the Bank’s financial instruments, does not purport to represent the aggregate net fair value of the Bank. Further, the fair value estimates are based on various assumptions, methodologies, and subjective considerations, which vary widely among different financial institutions and which are subject to change. The following methods and assumptions are used by the Bank.

Cash and cash equivalents – T he carrying amounts of cash and cash equivalents approximate their fair value.

Securities (including mortgage-backed securities) – Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable – For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair values for other loans (e.g., real estate construction and mortgage, commercial, and installment loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities – The fair values estimated for demand deposits (interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of the aggregate expected monthly maturities on time deposits.

Federal Home Loan Bank (FHLB) advances – Rates currently available to the Bank for borrowings with similar terms and remaining maturities are used to estimate the fair value of the existing debt.

Accrued interest – The carrying amounts of accrued interest approximate their fair value.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Off-balance-sheet instruments – Fair values for the Bank’s off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit standing of the counterparties.

Securities available for sale – Available-for-sale securities consist of bonds, notes, and debentures not classified as trading securities or held-to-maturity securities. Available-for-sale securities with unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of shareholders’ equity, accumulated other comprehensive income, until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. The amortization of premiums and accretion of discounts are recognized as adjustments to interest income over the period to maturity.

Investments with fair values that are less than amortized cost are considered impaired. Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed interest rate investments, from rising interest rates. At each financial statement date, management assesses each investment to determine if impaired investments are temporarily impaired or if the impairment is other than temporary based on the positive and negative evidence available. Evidence evaluated includes, but is not limited to, industry analyst reports, credit market conditions, and interest rate trends. If negative evidence outweighs positive evidence that the carrying amount is recoverable within a reasonable period of time, the impairment is deemed to be other than temporary and the security is written down in the period in which such determination is made.

Loans and allowance for loan losses – Loans are reported at the principal amount outstanding, net of unearned income, deferred loan fees, and the allowance for loan losses. Unearned discounts on installment loans are recognized as income over the terms of the loans. Interest on other loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

Loan fees net of certain direct costs of origination, which represent an adjustment to interest yield, are deferred and amortized over the contractual term of the loan.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries of previously charged off amounts, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based on management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as impaired. Impaired loans, as defined, are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. The general component relates to non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The Bank considers a loan impaired when it is probable that all amounts of principal and interest due, according to the contractual terms of the loan agreement, will not be collected, which is the same criteria used for the transfer of loans to non-accrual status. Interest income is recognized on impaired loans in the same manner as non-accrual loans. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Premises and equipment – Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line basis. The estimated lives used in determining depreciation are:

Building	31.5	years
Equipment	3 – 12	years
Furniture and fixtures	3 – 7	years
Leasehold improvements	5 – 15	years
Automobiles	3 – 5	years

Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining term of the lease. The straight-line method of depreciation is followed for all assets for financial reporting purposes, but accelerated methods are used for tax purposes. Deferred income taxes have been provided for the resulting temporary differences.

Income taxes – Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled using the liability method. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

The Bank adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The Bank had no unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. The Bank had no unrecognized tax benefits at January 1, 2007 and at December 31, 2007.

The Bank recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2007 and 2006 the Bank recognized no interest and penalties.

The Bank files income tax returns in the U.S. federal jurisdiction, and various states. With few exceptions, the Bank is no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2004.

Transfers of financial assets – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when:  (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that contain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising costs – The Bank expenses marketing costs as they are incurred. Advertising expense was $119,000 and $133,000 for the years ended December 31, 2007 and 2006, respectively.

Comprehensive income – Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes items previously recorded directly to equity, such as unrealized gains and losses on securities available for sale. Comprehensive income is presented in the statement of shareholders’ equity. For the years ended December 31, 2007 and 2006, no amounts were reclassified out of comprehensive income into earnings.

Investment in limited partnership –  During 2007 the Bank acquired limited interests in a private limited partnership that acquires affordable housing properties in California that generate Low Income Housing Tax Credits under Section 42 of the Internal Revenue Code of 1986, as amended.  The Bank’s limited partnership investment is accounted for under the equity method.  The Bank’s noninterest expense associated with the utilization of these tax credits for the year ended December 31, 2007 was $54,308.  The limited partnership investment is expected to generate a total tax benefit of approximately $1.16 million over the life of the investment for the combination of the tax credits and deductions on noninterest expense.  The tax credits expire between 2009 and 2022.  It is expected that a tax benefit of $72,000 will be utilized for income tax purposes for the year ended December 31, 2007.  The recorded investment in limited partnerships totaled $377,790 at December 31, 2007, and is reflected as a component of accrued interest and other assets on the balance sheets.

Stock based compensation – Effective January 1, 2006, the Bank adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share Based Payments, a revision to the previously issued guidance on accounting for stock options and other forms of equity-based compensation. SFAS No. 123R requires companies to recognize in the income statement the grant-date fair value of stock

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

options and other equity-based forms of compensation issued to employees over the employees’ requisite service period (generally the vesting period).

The Bank has adopted SFAS No. 123R using the modified prospective method which means that the unvested portion of previously granted awards and any awards that are granted or modified after the date of adoption will be measured and accounted for under the provisions of SFAS No. 123R.  The Bank will continue to use straight-line recognition of expenses for awards with graded vesting.

The fair value of each option grant is estimated as of the grant date using an option-pricing model with the assumptions noted in the following table. The Bank utilizes a binomial pricing model for all grants. Expected volatility is based on the historical volatility of the price of the Bank’s stock. The Bank uses historical data to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted for the binomial model is derived from applying a historical suboptimal exercise factor to the contractual term of the grant. For binomial pricing, the risk-free rate for periods is equal to the U.S. Treasury yield at the time of grant and commensurate with the contractual term of the grant.

The fair value of each option is estimated on the date of grant using an options pricing model with the following weighted average assumptions:

	YEAR ENDED DECEMBER 31,
	2007	2006
Pricing model	Binomial	Binomial
Dividend yield	1.73%	1.35%
Expected volatility	36.33%	35.11%
Risk-free interest rate	4.79%	4.84%
Expected option term	7.25 years	5.0 years
Stock-based compensation recorded	$130,073	$131,230

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Standards – In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”) which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model. Relative to SFAS 157, the FASB proposed FASB Staff Positions (FSP) 157-a, 157-b, and 157-c. FSP 157-a amends SFAS 157 to exclude Financial Accounting Standards No. 13, “Accounting for Leases,” and its related interpretive accounting

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

pronouncements that address leasing transactions, while FSP 157-b delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-c clarifies the principles in SFAS 157 on the fair value measurement of liabilities. Public comments on FSP 157-a and 157-b were due in January 2008, while public comments on FSP 157-c were due in February 2008. Based upon pronouncements issued to date, the Company has determined that the adoption of this Standard will not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities using different measurement techniques. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity’s financial statements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Company will adopt SFAS 159 in the first quarter of 2008. The Company has determined that the adoption of this Standard will not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), which replaces Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”). SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. The Company is currently evaluating the potential impact this Statement may have on the Company’s future financial position, results of operations and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” (“SFAS 160”). SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. The Statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

noncontrolling interest will be included in consolidated net income on the face of the income statement. The Statement also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This Statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is currently evaluating the potential impact this Statement may have on the Company’s financial position, results of operations and cash flows, but does not believe the impact of the adoption will be material.

FASB Emerging Issues Task Force (“EITF”) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements.”  EITF 06-4 requires the recognition of a liability and related compensation expense for bank owned life insurance policies with joint beneficiary agreements that provide a benefit to an employee that extends to post-retirement periods.  Under EITF 06-4, life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity’s obligation to the employee.  Accordingly, the entity must recognize a liability and related compensation expense during the employee’s active service period based on the future cost of insurance to be incurred during the employee’s retirement.  If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106, “Employer’s Accounting for Postretirement Benefits Other Than Pensions.”  The Company adopted this pronouncement effective January 1, 2008. The impact to the Company’s financial position, results of operations and cash flows was not material.

NOTE 2 – CASH AND DUE FROM BANKS

Cash and due from banks includes balances with the Federal Reserve Bank and other correspondent banks. The Bank is required to maintain specified reserves by the Federal Reserve Bank. The average reserve requirements are based on a percentage of the Bank’s deposit liabilities. In addition, the Federal Reserve Bank requires the Bank to maintain a certain minimum balance at all times.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – SECURITIES

The amortized cost and estimated fair values of debt securities as of December 31, 2007, are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Available-for-sale securities:
U.S. agencies	$24,874,744	$153,914	$(66,313)	$24,962,345
Collateralized mortgage obligations	4,024,103	7,014	(69,967)	3,961,150
Municipalities	2,343,015	58,834	(1,855)	2,399,994
SBA Pools	2,054,076	—	(4,941)	2,049,135

	$33,295,938	$219,762	$(143,076)	$33,372,624

NOTE 3 – SECURITIES (CONTINUED)

The following table details the gross unrealized losses and fair values aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007.

	Less than 12 months		12 months or more		Total
		Unrealized	Fair	Unrealized		Unrealized
	Fair Value	Loss	Value	Loss	Fair Value	Loss

Description of Securities

U.S. agencies	$1,564,653	$(1,182)	$7,076,297	$(65,131)	$8,640,950	$(66,313)

Collateralized mortgage obligations	977,951	(6,821)	2,241,900	(63,146)	$3,219,851	$(69,967)

Municipalities	304,611	(406)	259,621	(1,449)	$564,232	$(1,855)

SBA Pools	2,049,134	(4,941)	—	—	$2,049,134	$(4,941)

Total temporarily impaired securities	$4,896,349	$(13,350)	$9,577,818	$(129,726)	$14,474,167	$(143,076)

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – SECURITIES (CONTINUED)

A total of ten U.S. agencies, four collateralized mortgage obligations, three municipal securities, and two SBA pools make up the total amount of securities in an unrealized loss position for greater than 12 months. Management periodically evaluates each available-for-sale investment security in an unrealized loss position to determine if the impairment is temporary or other than temporary. Management has determined that no investment security is other than temporarily impaired. The unrealized losses are due solely to interest rate changes and the Bank has the ability and intent to hold all investment securities with identified impairments resulting from interest rate changes to the earlier of the forecasted recovery or the maturity of the underlying investment security.

The amortized cost and estimated fair value of debt securities at December 31, 2007, by contractual maturity or call date, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Amortized	Fair
	Cost	Value

Available-for-sale securities:
Due in one year or less	$996,486	$998,245
Due after one year through five years	1,098,711	1,103,109
Due after five years through ten years	2,695,262	2,698,864
Due after ten years	28,505,479	28,572,406
	$33,295,938	$33,372,624

The amortized cost and estimated fair values of debt securities as of December 31, 2006, are as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Available-for-sale securities:
U.S. agencies	$27,464,267	$32,429	$(246,990)	$27,249,706
Collateralized mortgage obligations	6,219,133	—	(198,714)	6,020,419
Municipalities	2,902,872	76,730	(903)	2,978,699
	$36,586,272	$109,159	$(446,607)	$36,248,824

There were no realized gains or losses on sales of available-for-sale securities during 2007 and 2006. There were no sales of available-for-sale securities during 2007 and 2006.

Securities carried at $28,930,614 and $36,048,824 at December 31, 2007 and 2006, respectively, were pledged to secure deposits of public funds.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – LOANS

The Bank’s customers are primarily located in Stanislaus, San Joaquin, Tuolumne, Inyo, and Mono Counties. Approximately 54% of the Bank’s loans are commercial real estate loans. Approximately 12% of the Bank’s loans are for general commercial uses including professional, retail, and small business. Additionally, 21% of the Bank’s loans are for real estate construction for residential and commercial real estate. The remaining 13% are in agriculture, residential real estate, and consumer loans. Generally, real estate loans are collateralized by real property while commercial and other loans are collateralized by funds on deposit, business, or personal assets. Repayment of loans is generally expected from cash flows of the borrower. Pre-approved permanent financing generally pays off construction loans.

Loan totals were as follows:

	DECEMBER 31,
	2007	2006
Loans
Commercial real estate	$208,309,072	$233,109,999
Commercial	45,496,794	41,077,140
Real estate construction	83,173,030	60,269,322
Agriculture	31,429,970	27,527,386
Residential real estate and consumer	19,400,263	16,409,301

Total loans	387,809,129	378,393,148

Less:
Deferred loan fees and costs, net	(1,038,350)	(1,232,797)
Allowance for loan losses	(4,506,753)	(4,341,062)

Net loans	$382,264,026	$372,819,289

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – LOANS (CONTINUED)

Changes in the allowance for loan losses were as follows:

	YEARS ENDED DECEMBER 31,
	2007	2006

Balance, beginning of year	$4,341,062	$3,976,380
Provision charged to operations	555,000	595,000
Loans charged off	(401,510)	(14,922)
Loan recoveries	4,275	2,287
Reclassification of reserve related to off-balance-sheet commitments	7,926	(217,683)

Balance, end of year	$4,506,753	$4,341,062

The total recorded investment in impaired loans at December 31, 2007, was $9,087,462. The average recorded investment in impaired loans was $1,411,000 during 2007. The recorded investment in impaired loans that have a specific reserve was $977,218 at December 31, 2007. The recorded investment in impaired loans that did not have a specific reserve was $8,476,508 at December 31, 2007. The total specific reserve related to impaired loans and included in the allowance for loan losses was $95,430. No interest income was recognized on impaired loans, while considered impaired during 2007.  There were no loans impaired at December 31, 2006, and no loans were considered impaired during 2006. The total recorded investment in non-accrual loans was $9,087,462 at December 31, 2007. There were no non-accrual loans at December 31, 2006.  In addition, there were no loans past due greater than 90 days and still accruing interest at December 31, 2007 or  2006.

At December 31, 2007 and 2006, loans carried at $261,861,840 and $258,504,620, respectively, were pledged as collateral on advances from the Federal Home Loan Bank.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	DECEMBER 31,
	2007	2006

Land	$3,611,703	$483,000
Building	2,480,649	1,805,649
Leasehold improvements	3,152,407	2,372,749
Furniture, fixtures, and equipment	5,606,695	4,614,128

	14,851,454	9,275,526

Less accumulated depreciation and amortization	4,742,834	3,762,787

	$10,108,620	$5,512,739

Depreciation expense was $1,022,739 and $767,284 for the years ended 2007 and 2006, respectively.

NOTE 6 – ACCRUED INTEREST AND OTHER ASSETS

Other assets are summarized as follows:

	DECEMBER 31,
	2007	2006

Interest income receivable on loans	$1,693,677	$1,649,411
Interest income receivable on investments	184,940	236,271
Net deferred tax asset	2,237,414	2,423,684
Federal Reserve Bank stock	669,500	573,200
Federal Home Loan Bank stock	2,283,300	1,833,200
Cash surrender value of life insurance	4,749,230	4,574,063
Investment in limited partnership	377,790	—
Prepaid expenses and other	2,114,718	1,380,308

	$14,310,569	$12,670,137

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – DEPOSITS

Deposit totals were as follows:

	DECEMBER 31,
	2007	2006

Demand	$68,150,833	$56,339,290
NOW accounts	54,496,524	54,748,343
Money market deposit accounts	138,413,815	111,041,709
Savings	16,438,359	22,763,042
Time, under $100,000	42,227,602	48,266,078
Time, $100,000 and over	57,620,643	85,371,843

Total deposits	$377,347,776	$378,530,305

Certificates of deposit issued and their remaining maturities at December 31, 2007, are as follows:

Year ending December 31,
2008	$96,168,046
2009	2,589,194
2010	782,632
2011	13,623
2012	294,750

$99,848,245

NOTE 8 – FHLB ADVANCES

At December 31, 2007, the Bank had advances from the Federal Home Loan Bank (“FHLB”) totaling $31,000,000. Of the total advances outstanding, $10,000,000 represents term advances due in 2008, $3,000,000 represents term advances due in 2009, and $18,000,000 represents overnight open advances. The weighted average interest rate on these advances was 4.69% and interest payments are due monthly. Unused and available advances totaled $67,740,720 at December 31, 2007.  Loans carried at $261,861,840 at December 31, 2007, were pledged as collateral on advances from the Federal Home Loan Bank.

At December 31, 2006, the Bank had advances from the FHLB totaling $33,600,000. Of the total advances outstanding, $12,000,000 is term advances due in 2007 and $21,600,000 is overnight open advances. The weighted average interest rate on these advances was 5.21% and interest payments are due monthly. Unused and available advances totaled $55,475,288 at December 31, 2006.  Loans carried at $258,504,620 at December 31, 2006, were pledged as collateral on advances from the FHLB.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – INTEREST ON DEPOSITS

Interest on deposits was comprised of the following:

	YEARS ENDED DECEMBER 31,
	2007	2006

Savings and other deposits	$5,636,857	$5,210,451
Time deposits of $100,000 or more	3,457,958	3,509,499
Other time deposits	2,132,750	1,914,893

	$11,227,565	$10,634,843

NOTE 10 – INCOME TAXES

The provision for income taxes consists of the following:

	YEARS ENDED DECEMBER 31,
	2007	2006

Current
Federal	$1,739,000	$2,089,500
State	530,000	718,000

	2,269,000	2,807,500
Deferred
Federal	65,970	(285,325)
State	300	(42,000)

	66,270	(327,325)

	$2,335,270	$2,480,175

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES (CONTINUED)

The components of the Bank’s deferred tax assets and liabilities (included in accrued interest and other assets on the balance sheet), is shown below:

	DECEMBER 31,
	2007	2006

Deferred tax assets:
Deferred loan fees	$400	$1,000
Allowance for loan losses	1,765,414	1,859,684
State income tax	200,000	223,000
Accumulated depreciation	—	26,000
Accrued vacation	31,000	22,000
Accrued salary continuation liability	280,000	237,000
Split Dollar Life Insurance	108,000	99,000
Stock Options	2,600	1,000
Nonaccrual loans	113,000	—
Unrealized loss on securities available for sale	13,000	133,000

	2,513,414	2,601,684
Deferred tax liabilities:
Prepaid expenses	(51,000)	(62,000)
FHLB dividends	(167,000)	(116,000)
Accumulated depreciation	(58,000)	—

	(276,000)	(178,000)

Net deferred income tax asset	$2,237,414	$2,423,684

Management has assessed the realizability of deferred tax assets and believes it is more likely than not that all deferred tax assets will be realized in the normal course of operations. Accordingly, these assets have not been reduced by a valuation allowance.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 11 – STOCK OPTION PLAN

During 1991 the Bank’s Board of Directors approved a fixed stock option plan (the “Plan”) under which incentive and non-qualified stock options may be granted to key employees and directors, respectively, to purchase up to thirty-five percent of the authorized and un-issued common stock of the Bank at a price equal to the fair market value on the date of grant. The Plan provides that the options are exercisable in equal increments over a five-year period from the date of grant or over any other schedule approved by the Board of Directors. All incentive stock options expire no later than ten years from the date of grant. The Plan was ratified by the shareholders at the Bank’s annual meeting in April 1992.

A summary of the status of the Bank’s fixed stock option plan and changes during the year are presented below.

	DECEMBER 31, 2007
		Weighted-
		Average
		Exercise
	Shares	Price

Outstanding at beginning of year	540,420	$6.63
Granted	19,500	$10.74
Exercised	(48,106)	$4.14
Forfeited	(5,250)	$12.95

Outstanding at end of year	506,564	$6.96

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 11 – STOCK OPTION PLAN (CONTINUED)

	DECEMBER 31,
	2007	2006

Weighted-average fair value of options granted during the year	$4.18	$6.73

Intrinsic value of options exercised	314,048	1,115,583

Options exercisable at year end:	357,913	331,918

Weighted average exercise price	$5.52	$4.77
Intrinsic value	1,155,012	2,748,814
Weighted average remaining contractual life	4.36 years	4.85 years

Options outstanding at year end:	506,564	540,420

Weighted average exercise price	$6.96	$6.23
Intrinsic value	1,210,741	3,525,661
Weighted average remaining contractual life	5.22 years	5.94 years

Tax benefits totaling $1,600 were recorded in the statement of earnings during 2007 related to the vesting of non-qualified stock options. As of December 31, 2007, there was $325,205 of total unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of 1.92 years.

For the year ended December 31, 2007, the Bank received $198,957 from the exercise of stock options and received income tax benefits of $116,303 related to the exercise of non-qualified employee stock options and disqualifying dispositions in the exercise of incentive stock options.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 12 – EARNINGS PER SHARE

The Bank computes earnings per share (“EPS”) in accordance with SFAS No. 128, Earnings per Share. SFAS No. 128 requires the presentation of basic EPS, which does not consider the effect of common stock equivalents and diluted EPS, which considers all dilutive common stock equivalents.

	YEAR ENDED DECEMBER 31, 2007
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Net earnings	$3,925,121

Basic EPS:
Net earnings available to common shareholders	$3,925,121	7,364,681	$0.53

Effect of dilutive securities:
Stock options	—	159,824

Diluted EPS:
Net earnings available to common shareholders plus assumed conversions	$3,925,121	7,524,505	$0.52

Options to purchase 104,750 shares of common stock in prices ranging from $10.85 to $15.67 were outstanding during 2007. They were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. These options begin to expire in 2015.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 12 – EARNINGS PER SHARE (CONTINUED)

	YEAR ENDED DECEMBER 31, 2006
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Net earnings	$3,725,774

Basic EPS:
Net earnings available to common shareholders	$3,725,774	7,062,841	$0.53

Effect of dilutive securities:
Stock options	—	241,884

Diluted EPS:
Net earnings available to common shareholders plus assumed conversions	$3,725,774	7,304,725	$0.51

Options to purchase 14,500 shares of common stock in prices ranging from $14.75 to $15.67 a share were outstanding during 2006. They were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares. These options expire in October 2016.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Bank is obligated for rental payments under certain operating lease agreements, some of which contain renewal options and escalation clauses that provide for increased rentals. Total rental expense for the years ended December 31, 2007 and 2006, was $627,037 and $513,928, respectively.

At December 31, 2007, the future minimum commitments under these operating leases are as follows:

Year ending December 31,
2008	$861,728
2009	818,313
2010	811,986
2011	784,286
2012	794,542
Thereafter	4,738,204
$8,809,059

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 14 – FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit in the form of loans or through standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent credit risk:

Contract
Amount

Undisbursed loan commitments	$73,887,970
Checking reserve	282,607
Equity lines	6,093,453
Standby letters of credit	1,137,111
$81,401,141

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 14 – FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the Bank’s financial instruments at December 31, 2007, are as follows:

		Estimated
	Carrying	Fair
	Amount	Value
Financial assets:

Cash and cash equivalents	$14,202,951	$14,202,951
Securities available for sale	33,372,624	33,372,624
Loans	387,809,129	394,349,356
Accrued interest receivable	1,878,617	1,878,617

Financial liabilities:

Deposits	(377,347,776)	(377,536,730)
FHLB advance	(31,000,000)	(31,080,813)
Accrued interest payable	(1,816,645)	(1,816,645)

Off-balance-sheet assets (liabilities):

Commitments and standby letters of credit		(814,000)

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 14 – FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the Bank’s financial instruments at December 31, 2006, were as follows:

		Estimated
	Carrying	Fair
	Amount	Value
Financial assets:

Cash and cash equivalents	$27,819,177	$27,819,177
Securities available-for-sale	36,248,824	36,248,824
Loans	378,393,148	368,311,925
Accrued interest receivable	1,885,682	1,885,682

Financial liabilities:

Deposits	(378,530,305)	(378,536,262)
FHLB advance	(33,600,000)	(33,586,869)
Accrued interest payable	(2,151,486)	(2,151,486)

Off-balance-sheet assets (liabilities):

Commitments and standby letters of credit	—	(854,000)

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 15 – RELATED PARTY TRANSACTIONS

The Bank, in the normal course of business, makes loans and receives deposits from its directors, officers, principal shareholders, and their associates. In management’s opinion, these transactions are on substantially the same terms as comparable transactions with other customers of the Bank. Loans to directors, officers, shareholders, and affiliates are summarized below:

	YEARS ENDED DECEMBER 31,
	2007	2006

Aggregate amount outstanding, beginning of year	$7,307,946	$11,518,551

New loans or advances during year	2,793,291	3,819,815
Repayments during year	(4,315,445)	(8,030,420)

Aggregate amount outstanding, end of year	$5,785,792	$7,307,946

Related party deposits totaled $9,367,808 and $9,727,110 at December 31, 2007 and 2006, respectively.

NOTE 16 – PROFIT SHARING PLAN

The profit sharing plan to which both the Bank and eligible employees contribute was established in 1995. Bank contributions are voluntary and at the discretion of the Board of Directors. Contributions were approximately $326,000 and, $251,000 for 2007 and 2006, respectively.

NOTE 17 – RESTRICTIONS ON RETAINED EARNINGS

Under current California State banking laws, the Bank may not pay cash dividends in an amount that exceeds the lesser of retained earnings of the Bank or the Bank’s net earnings for its last three fiscal years (less the amount of any distributions to shareholders made during that period). If the above requirements are not met, cash dividends may only be paid with the prior approval of the Commissioner of the Department of Financial Institutions, in an amount not exceeding the Bank’s net earnings for its last fiscal year or the amount of its net earnings for its current fiscal year. Accordingly, the future payment of cash dividends will depend on the Bank’s earnings and its ability to meet its capital requirements.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 18 - OTHER POST-RETIREMENT BENEFIT PLANS

The Bank has awarded certain officers a salary continuation plan (the “Plan”). Under the Plan, the participants will be provided with a fixed annual retirement benefit for 20 years after retirement. The Bank is also responsible for certain pre-retirement death benefits under the Plan. In connection with the implementation of the Plan, the Bank purchased single premium life insurance policies on the life of each of the officers covered under the Plan. The Bank is the owner and partial beneficiary of these life insurance policies. The assets of the Plan, under Internal Revenue Service regulations, are owned by the Bank and are available to satisfy the Bank’s general creditors.

During December 2001 the Bank awarded its directors a director retirement plan (“DRP”). Under the DRP, the participants will be provided with a fixed annual retirement benefit for ten years after retirement. The Bank is also responsible for certain pre-retirement death benefits under the DRP. In connection with the implementation of the DRP, the Bank purchased single premium life insurance policies on the life of each director covered under the DRP. The Bank is the owner and partial beneficiary of these life insurance policies. The assets of the DRP, under Internal Revenue Service regulations, are the property of the Bank and are available to satisfy the Bank’s general creditors.

Future compensation under both plans is earned for services rendered through retirement. The Bank accrues for the salary continuation liability based on anticipated years of service and vesting schedules provided under the plans. The Bank’s current benefit liability is determined based on vesting and the present value of the benefits at a corresponding discount rate. The discount rate used is an equivalent rate for investment-grade bonds with lives matching those of the service periods remaining for the salary continuation contracts, which average approximately 20 years. At December 31, 2007 and 2006, $680,844 and $576,098, respectively, has been accrued to date, based on a discounted cash flow using a discount rate of 6%, and is included in other liabilities.

The Bank entered into split-dollar life insurance agreements with certain officers. In connection with the implementation of the split-dollar agreements, the Bank purchased single premium life insurance policies on the life of each of the officers covered by the split-dollar life insurance agreements. The Bank is the owner of the policies and the partial beneficiary in an amount equal to the cash surrender value of the policies.

The combined cash surrender value of all Bank-owned life insurance policies was $4,749,230 and $4,574,063 at December 31, 2007 and 2006, respectively. The cash surrender value of the life insurance policies is included in other assets (Note 6).

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 19 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table on the next page) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since notification that management believes have changed the Bank’s category.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 19 – REGULATORY MATTERS (CONTINUED)

The Bank’s actual capital amounts and ratios at December 31, 2007 and 2006, are presented in the following table.

					To be well
					capitalized under
			For capital		prompt corrective
	Actual		adequacy purposes		action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007:
Total capital (to Risk- Weighted Assets)	$47,311,000	11.1%	$33,994,000	>8.0%	$4,249,300	>10.0%
Tier I capital (to Risk- Weighted Assets)	$42,594,000	10.0%	$16,997,000	>4.0%	$25,496,000	>6.0%
Tier I capital (to Average Assets)	$42,594,000	9.4%	$18,092,000	>4.0%	$22,614,000	>5.0%

As of December 31, 2006:
Total capital (to Risk- Weighted Assets)	$39,188,000	9.5%	$32,915,000	>8.0%	$41,143,000	>10.0%
Tier I capital (to Risk- Weighted Assets)	$34,629,000	8.4%	$16,457,000	>4.0%	$24,686,000	>6.0%
Tier I capital (to Average Assets)	$34,629,000	7.9%	$17,465,000	>4.0%	$21,831,000	>5.0%

OAK VALLEY COMMUNITY BANK

OAK VALLEY COMMUNITY BANK

CONDENSED BALANCE SHEETS (UNAUDITED)

	MARCH 31,	DECEMBER 31,
	2008	2007
ASSETS

Cash and due from banks	$11,483,949	$10,397,951
Federal funds sold	2,620,000	3,805,000

Cash and cash equivalents	14,103,949	14,202,951

Securities available for sale	34,613,545	33,372,624
Loans, net	382,389,377	382,264,026
Bank premises and equipment, net	10,716,636	10,108,620
Other real estate owned	2,850,237	—
Accrued interest and other assets	18,370,608	14,310,569

	$463,044,352	$454,258,790

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits	$362,760,483	$377,347,776
Accrued interest and other liabilities	2,981,466	3,549,624
FHLB advances	54,000,000	31,000,000

Total liabilities	419,741,949	411,897,400

Commitments and contingencies (Notes 13 and 14)

Shareholders’ equity
Preferred stock, no par value; 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, no par value; 10,000,000 shares authorized and 7,611,377 shares and 7,607,780 shares issued and outstanding at March 31, 2008 and December 31, 2007, respectively	22,855,314	22,843,171
Additional paid-in capital	1,781,089	1,748,380
Retained earnings	18,428,984	17,723,646
Accumulated other comprehensive income, net of tax	237,016	46,193

Total shareholders’ equity	43,302,403	42,361,390

	$463,044,352	$454,258,790

See accompanying notes

OAK VALLEY COMMUNITY BANK

CONDENSED STATEMENTS OF EARNINGS (UNAUDITED)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2008	2007
INTEREST INCOME
Interest and fees on loans	$6,934,131	$7,513,229
Interest on securities available for sale	394,682	385,973
Interest on federal funds sold	5,104	26,599
Interest on deposits with banks	718	1,670
	7,334,635	7,927,471
INTEREST EXPENSE
Deposits	2,157,558	2,737,057
FHLB advances	361,672	568,312
Federal funds purchased	6,372	20,275
	2,525,602	3,325,644
Net interest income	4,809,033	4,601,827
PROVISION FOR LOAN LOSSES	145,000	170,000
Net interest income after provision for loan losses	4,664,033	4,431,827
OTHER INCOME
Service charges on deposits	302,927	265,447
Earnings on cash surrender value of life insurance	81,276	43,615
Mortgage commissions	49,730	100,283
Other	179,650	121,149
	613,583	530,494
OTHER EXPENSES
Salaries and employee benefits	2,446,427	2,077,998
Occupancy expenses	669,553	498,018
Data processing fees	178,559	108,130
Telephone expenses	71,498	61,933
Other operating expenses	690,533	564,696
	4,056,570	3,310,775
Earnings before provision for income taxes	1,221,046	1,651,546
PROVISION FOR INCOME TAXES	445,249	650,000
NET EARNINGS	$775,797	$1,001,546
NET EARNINGS PER SHARE	$0.10	$0.14
NET EARNINGS PER SHARE – assuming dilution	$0.10	$0.14

See accompanying notes

OAK VALLEY COMMUNITY BANK

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

	YEAR ENDED DECEMBER 31, 2007 AND THE THREE MONTH PERIOD ENDED MARCH 31, 2008
	Common Stock		Additional Paid-in	Retained	Comprehensive	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Earnings	Income	Income	Equity
Balances, January 1, 2007	7,103,243	$17,648,475	$1,502,004	$15,243,222		$(204,772)	$24,188,929
Stock offering	456,431	$5,020,739	$—	$—		$—	$5,020,739
Stock offering expense		(25,000)					(25,000)
Stock options exercised	48,106	198,957					198,957
Tax benefit of stock options exercised	—	—	116,303	—		—	116,303
Cash dividends ($0.19 per share)	—	—	—	(1,444,697)		—	(1,444,697)
Stock based compensation			130,073				130,073
Comprehensive income
Net changes in unrealized gain on available-for-sale securities (net of income tax of $163,169)	—	—	—	—	$250,965	250,965	250,965
Net earnings	—	—	—	3,925,121	3,925,121	—	3,925,121
Comprehensive income					$4,176,086
Balances, December 31, 2007	7,607,780	$22,843,171	$1,748,380	$17,723,646		$46,193	$42,361,390
Stock options exercised	3,597	12,143					12,143
Stock based compensation			32,709				32,709
Cumulative effect of adopting EITF 06-04				(70,459)			(70,459)
Comprehensive income
Net changes in unrealized gain on available-for-sale securities (net of income tax of $124,067)	—	—	—	—	$190,823	190,823	190,823
Net earnings	—	—	—	775,797	775,797	—	775,797
Comprehensive income					$966,620
Balances, March 31, 2008	7,611,377	$22,855,314	$1,781,089	$18,428,984		$237,016	$43,302,403

OAK VALLEY COMMUNITY BANK

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$775,797	$1,001,546
Adjustments to reconcile net earnings to net cash from operating activities:
Provision for loan losses	145,000	170,000
Depreciation, amortization, and accretion, net	282,299	248,020
Stock-based compensation expense	32,709	33,285
Excess tax benefits from stock-based payment arrangements	—	(56,453)
Loss (Gain) on sale of premises and equipment	1,434	—
(Increase) decrease in accrued interest receivable	(67,544)	(210,753)
(Decrease) increase in accrued interest payable and other liabilities	(688,000)	(5,010,767)
Decrease (increase) in other assets	672,821	(439,985)
Net cash from operating activities	1,154,516	(4,265,107)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(2,013,739)	—
Proceeds from maturities, calls, and principal paydowns of securities available for sale	1,089,808	910,248
Net increase in loans	(3,120,588)	(9,190,277)
Purchase of BOLI policies	(4,740,000)	—
Net purchases of premises and equipment	(893,849)	(3,819,154)
Net cash from investing activities	(9,678,368)	(12,099,183)

CASH FLOWS FROM FINANCING ACTIVITIES:
FHLB advanced funds	97,645,400	47,524,700
FHLB payments	(74,645,400)	(20,000,000)
Net increase (decrease) in demand deposits and savings accounts	1,634,997	(7,858,062)
Net (decrease) increase in time deposits	(16,222,290)	(18,585,963)
Excess tax benefits from stock-based payment arrangements	—	56,453
Proceeds from sale of common stock and exercise of stock options	12,143	88,403
Net cash from financing activities	8,424,850	1,225,531

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(99,002)	(15,138,759)

CASH AND CASH EQUIVALENTS, beginning of period	14,202,951	27,819,177

CASH AND CASH EQUIVALENTS, end of period	$14,103,949	$12,680,418

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$3,087,895	$3,841,742

See accompanying notes

OAK VALLEY COMMUNITY BANK

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the first quarter of 2008, the Bank realized an increase in the unrealized gain on available-for-sale securities of $314,890.  As a result, the deferred tax asset was decreased by $125,956 and equity was increased by $188,934.

During the first quarter of 2008, the Bank transferred $2,850,237 from the loan portfolio to Other Real Estate Owned due to a foreclosure.

During the first quarter of 2008, the Bank adopted EITF 06-04 and therefore recorded $119,842 in other liabilities.  As a result, the deferred tax asset was increased by $49,383 and equity was decreased by $70,459.

During the first quarter of 2007, the Bank realized a decrease in the unrealized loss on available-for-sale securities of $101,176.  As a result, the deferred tax asset was decreased by $40,470 and equity was increased by $60,706.

See accompanying notes

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America, or GAAP, and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the estimation of compensation expense related to stock options granted to employees and directors, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

The interim financial statements included in this report are unaudited but reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for the three month period ended March 31, 2008 are not necessarily indicative of the results of a full year’s operations. For further information, refer to the audited financial statements and footnotes included in the Company’s annual report for the year ended December 31, 2007.

NOTE 2 – CURRENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement No. 157, “Fair Value Measurements” (SFAS 157). SFAS No. 157 defines the fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. We adopted SFAS No. 157 as of January 1, 2008 and the adoption did not have a material impact on the financial condition or results of operations of the Company.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 are elective; however, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available for sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. We adopted SFAS No. 159 on January 1, 2008. We chose not to elect the option to measure the fair value of eligible financial assets and liabilities.

In September 2006 the Emerging Issues Task Force (“EITF”) ratified EITF issue 06-04, “Accounting for Deferred Compensation and Postretirement Benefit Aspect of Endorsement Split-Dollar Life Insurance Arrangements”.   This ruling provides that the Company should recognize a liability for future benefits based on the agreements held with employees.  The issue was effective for fiscal years beginning after December 17, 2007.  The Company adopted this pronouncement effective January 1, 2008 and has recorded an initial liability of $119,842 with an offsetting adjustment to retained earnings of $70,459 and deferred taxes of $49,383, pursuant to this accounting pronouncement.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – LOANS

Loan totals were as follows:

	MARCH 31,	DECEMBER 31,
	2008	2007
Loans
Commercial real estate	$218,693,450	$208,309,072
Commercial	39,904,205	45,496,794
Real estate construction	82,136,509	83,173,030
Agriculture	27,579,928	31,429,970
Residential real estate and consumer	19,332,737	19,400,263

Total loans	387,646,829	387,809,129

Less:
Deferred loan fees and costs, net	(1,032,935)	(1,038,350)
Allowance for loan losses	(4,224,517)	(4,506,753)

Net loans	$382,389,377	$382,264,026

Changes in the allowance for loan losses were as follows for the period ending:

	MARCH 31,	DECEMBER 31,
	2008	2007

Balance, beginning of period	$4,506,753	$4,341,062
Provision charged to operations	145,000	555,000
Loans charged off	(416,731)	(401,510)
Loan recoveries	1,425	4,275
Reclassification of reserve related to off-balance-sheet commitments	(11,930)	7,926

Balance, end of period	$4,224,517	$4,506,753

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – LOANS (CONTINUED)

The total recorded investment in impaired loans at March 31, 2008, was $4,890,330.  The total recorded investment in impaired loans at December 31, 2007, was $9,087,462.  No interest income was recognized on impaired loans, while considered impaired during 2008 and 2007.

NOTE 4 – OTHER REAL ESTATE OWNED

As of March 31, 2008, a construction loan with an outstanding balance of $2.85 million was reclassified from to other real estate owned.

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of carrying amount of the loan or fair value of the property at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed and any subject revisions in the estimate of fair value are reported as adjustment to the carrying value of the real estate, provided the adjusted carrying amount does not exceed the original carrying amount at foreclosure. Revenues and expenses from operations and changes in the valuation allowance are included in other operating expenses.

NOTE 5 - OTHER POST-RETIREMENT BENEFIT PLANS

During January 2008, the Bank has awarded certain officers a salary continuation plan (the “Plan”). Under the Plan, the participants will be provided with a fixed annual retirement benefit for twenty years after retirement. The Bank is also responsible for certain pre-retirement death benefits under the Plan. In connection with the implementation of the Plan, the Bank purchased single premium life insurance policies on the life of each of the officers covered under the Plan. The Bank is the owner and partial beneficiary of these life insurance policies. The assets of the Plan, under Internal Revenue Service regulations, are owned by the Bank and are available to satisfy the Bank’s general creditors.

During January 2008 the Bank awarded two of its directors a director retirement plan (“DRP”). Under the DRP, the participants will be provided with a fixed annual retirement benefit for ten years after retirement. The Bank is also responsible for certain pre-retirement death benefits under the DRP. In connection with the implementation of the DRP, the Bank purchased single premium life insurance policies on the life of each director covered under the DRP. The Bank is the owner and partial beneficiary of these life insurance policies. The assets of the DRP, under Internal Revenue Service regulations, are the property of the Bank and are available to satisfy the Bank’s general creditors.

Future compensation under both plans is earned for services rendered through retirement. The Bank accrues for the salary continuation liability based on anticipated years of service and vesting schedules provided under the plans. The Bank’s current benefit liability is determined based on vesting and the present value of the benefits at a corresponding discount rate. The discount rate used is an equivalent rate for investment-grade bonds with lives matching those of the service periods remaining for the salary continuation contracts, which average approximately 20 years.

During January 2008, the Bank entered into split-dollar life insurance agreements with certain officers. In connection with the implementation of the split-dollar agreements, the Bank purchased single premium life insurance policies on the life of each of the officers covered by the split-dollar life insurance agreements. The Bank is the owner of the policies and the partial beneficiary in an amount equal to the cash surrender value of the policies.

The combined cash surrender value of all Bank-owned life insurance policies was $9,570,506 and $4,749,230 at March 31, 2008 and December 31, 2007, respectively.

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of carrying amount of the loan or fair value of the property at date of foreclosure subsequent to foreclosure, valuations are periodically performed and any subject revisions in the estimate of, fair value are reported as adjustment to the carrying value of the real estate provided the adjusted carrying amount does not exceed the original carrying amount at foreclosure. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - FAIR VALUE MEASUREMENTS

SFAS No. 157, Fair Value Measurements, which the Company adopted effective January 1, 2008, defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follow:

Level 1:  Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:  Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment , and considers factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring and non-recurring basis are summarized below:

	Fair Value Measurements at March 31, 2008 Using
	March 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets and liabilities measured on a recurring basis:
Available-for-sale securities	$34,613,545	$2,006,406	$32,607,139	—

Assets and liabilities measured on a non-recurring basis:
Impaired Loans	$2,201,012	—	—	$2,201,012

The fair value of securities available for sale equals quoted market price, if available.  If quoted market prices are not available, fair value is determined using quoted market prices for similar securities.  Changes in fair market value are recorded in other comprehensive income.  SFAS No. 157 applies to loans measured for impairment using the practical expedients permitted by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, including impaired loans measured at an observable market

OAK VALLEY COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

price (if available), or at the fair value of the loan’s collateral (if the loan is collateral dependent). Fair value of the loan’s collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral. At March 31, 2008, impaired loans had a principal balance of $2.2 million, with a valuation allowance of $0.4 million at March 31, 2008.  Upon being classified as impaired, charge offs were taken to reduce the balance of each loan to an estimate of the collateral fair market value less cost to dispose. This estimate was a level 3 valuation.  There was no direct impact on the income statement.  The charge-offs were recorded as a debit to the allowance for loan losses.